UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2016

Commission File Number: 001-31221

Total number of pages: 77

NTT DOCOMO, INC.

(Translation of registrant’s name into English)

Sanno Park Tower 11-1, Nagata-cho 2-chome

Chiyoda-ku, Tokyo 100-6150

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NTT DOCOMO, INC.

Date: April 28, 2016	By:	/s/ KATSUYUKI TAKAGI
Katsuyuki Takagi Head of Investor Relations

Information furnished in this form:

1.	Earnings release for the fiscal year ended March 31, 2016
2.	Results Presentation for the Fiscal Year Ended March 31, 2016

Earnings Release	April 28, 2016
For the Fiscal Year Ended March 31, 2016	[U.S. GAAP]

Name of registrant:	NTT DOCOMO, INC. (URL https://www.nttdocomo.co.jp/)
Code No.:	9437
Stock exchange on which the Company’s shares are listed:	Tokyo Stock Exchange-First Section
Representative:	Kaoru Kato, Representative Director, President and Chief Executive Officer
Contact:	Koji Otsuki, Senior Manager, General Affairs Department / TEL +81-3-5156-1111
Scheduled date for the general meeting of shareholders:	June 16, 2016
Scheduled date for dividend payment:	June 17, 2016
Scheduled date for filing of securities report:	June 17, 2016
Supplemental material on annual results:	Yes
Presentation on annual results:	Yes (for institutional investors and analysts)

(Amounts are rounded off to the nearest 1 million yen.)

1. Consolidated Financial Results for the Fiscal Year Ended March 31, 2016 (April 1, 2015 - March 31, 2016)

(1) Consolidated Results of Operations

(Millions of yen, except per share amounts)

	Operating Revenues		Operating Income		Income Before Income Taxes and Equity in Net Income (Losses) of Affiliates		Net Income Attributable to NTT DOCOMO, INC.
Year ended March 31, 2016	4,527,084	3.3%	783,024	22.5%	778,021	20.8%	548,378	33.7%
Year ended March 31, 2015	4,383,397	(1.7)%	639,071	(22.0)%	643,883	(22.7)%	410,093	(11.8)%

(Percentages above represent changes compared to the corresponding period of the previous year)

(Note)	Comprehensive income attributable to	For the fiscal year ended March 31, 2016:	510,667 million yen	12.7%
	NTT DOCOMO, INC.:	For the fiscal year ended March 31, 2015:	453,102 million yen	(13.4)%

	Basic Earnings per Share Attributable to NTT DOCOMO, INC.	Diluted Earnings per Share Attributable to NTT DOCOMO, INC.	ROE	ROA	Operating Income Margin
Year ended March 31, 2016	141.30 (yen)	—	10.3%	10.8%	17.3%
Year ended March 31, 2015	101.55 (yen)	—	7.4%	8.8%	14.6%

(Note)	Equity in net income (losses) of affiliates:	For the fiscal year ended March 31, 2016:	(5,060) million yen
		For the fiscal year ended March 31, 2015:	(7,782) million yen

(2) Consolidated Financial Position

(Millions of yen, except per share amounts)

	Total Assets	Total Equity (Net Assets)	NTT DOCOMO, INC. Shareholders’ Equity	Shareholders’ Equity Ratio	NTT DOCOMO, INC. Shareholders’ Equity per Share
March 31, 2016	7,214,114	5,343,105	5,302,248	73.5%	1,409.94 (yen)
March 31, 2015	7,146,340	5,402,616	5,380,072	75.3%	1,386.09 (yen)

(3) Consolidated Cash Flows

(Millions of yen)

	Cash Flows from Operating Activities	Cash Flows from Investing Activities	Cash Flows from Financing Activities	Cash and Cash Equivalents at End of Year
Year ended March 31, 2016	1,209,131	(375,251)	(583,608)	354,437
Year ended March 31, 2015	962,977	(651,194)	(734,257)	105,553

2. Dividends

	Cash Dividends per Share (yen)					Total Cash Dividends for the Year (Millions of yen)	Payout Ratio	Ratio of Dividends to NTT DOCOMO, INC. Shareholders’ Equity
Date of Record	End of the First Quarter	End of the Second Quarter	End of the Third Quarter	Year End	Total
Year ended March 31, 2015	—	30.00	—	35.00	65.00	254,809	64.0%	4.7%
Year ended March 31, 2016	—	35.00	—	35.00	70.00	267,474	49.5%	5.0%
Year ending March 31, 2017 (Forecasts)	—	40.00	—	40.00	80.00		46.2%

3. Forecasts of Consolidated Financial Results for the Fiscal Year Ending March 31, 2017 (April 1, 2016 - March 31, 2017)

(Millions of yen, except per share amounts)

	Operating Revenues		Operating Income		Income Before Income Taxes and Equity in Net Income (Losses) of Affiliates		Net Income Attributable to NTT DOCOMO, INC.		Basic Earnings per Share Attributable to NTT DOCOMO, INC.
Year ending March 31, 2017	4,620,000	2.1%	910,000	16.2%	914,000	17.5%	640,000	16.7%	173.22 (yen)

(Percentages above represent changes compared to the corresponding period of the previous year)

* Notes:

(1) Changes in significant subsidiaries	None
(Changes in significant subsidiaries for the fiscal year ended March 31, 2016 which resulted in changes in scope of consolidation)

(2) Changes in significant accounting policies
i. Changes due to revision of accounting standards and other regulations:	None
ii. Others:	None

(3) Number of issued shares (common stock)

i. Number of issued shares (inclusive of treasury stock):	As of March 31, 2016:	3,958,543,000 shares
	As of March 31, 2015:	4,085,772,000 shares

ii. Number of treasury stock:	As of March 31, 2016:	197,926,250 shares
	As of March 31, 2015:	204,288,145 shares

iii. Number of weighted average common shares outstanding:	For the fiscal year ended March 31, 2016:	3,880,823,341 shares
	For the fiscal year ended March 31, 2015:	4,038,191,678 shares

* Presentation on the status of audit procedure:

This earnings release is not subject to the audit procedure as required by the Financial Instruments and Exchange Act of Japan. As of the date when this earnings release was issued, the audit procedure on financial statements as required by the Financial Instruments and Exchange Act had not been finalized.

* Explanation for forecasts of operations and other notes:

1.	Forecast of results

Forward-looking statements in this earnings release, such as forecasts of results of operations, are based on the information currently available and the certain asumptions that we regard as reasonable, and therefore actual results may differ materially from those contained in, or suggested by, any forward-looking statements. With regard to the assumptions and other related matters concerning forecasts for the fiscal year ending March 31, 2017, please refer to pages 2 and 18, contained in the attachment.

2.	Resolution of share repurchase up to prescribed maximum limit

The forecasts of “Payout Ratio” and “Basic Earnings per Share Attributable to NTT DOCOMO, INC.” for the fiscal year ending March 31, 2017 are based on the assumption that DOCOMO will repurchase up to 220,000,000 shares for an amount in total not to exceed ¥500,000 million, as resolved at the Board of Directors’ meeting held on January 29, 2016.

CONTENTS OF THE ATTACHMENT

Earnings Release for the Fiscal Year Ended March 31, 2016

1. Information on Consolidated Results

(1) Operating Results

i. Business Overview

Japan’s telecommunications sector has seen a dramatic change in its market structure due to launch of services by a wide range of players following the start of “Hikari Collaboration Model,” which is a new wholesale business model for fiber access, the rapid proliferation of smartphones and tablet devices, developments related to the government’s pro-competition policy (such as new market entry by Mobile Virtual Network Operators (MVNOs), the obligation to unlock handset SIMs and the proposals by the Ministry of Internal Affairs and Communications’ Task Force on Mobile Phone Rates and Other Conditions for Service Offerings) and other factors.

Amid these changes in the market environment, we positioned the fiscal year ended March 31, 2016 as the period to make a solid step forward towards the delivery of our medium-term targets, and we managed our business with a particular focus on our operating income target.

To boost our telecommunications services revenues, we have added new options to the “Kake-hodai & Pake-aeru” new billing plan, implemented various measures to expand the adoption of the “docomo Hikari” optical-fiber broadband service and continued our efforts to strengthen our communications network and offer attractive handsets.

Meanwhile, we have also strived to add new services to our “dmarket” marketplace and enrich the content portfolio of our services in a bid to grow our smart life business and other businesses, while promoting further cost efficiency improvements to reinforce our managerial structure.

In addition, we have launched “+d” value co-creation initiatives, aiming to deliver new values by making available the business assets that we have accumulated through our operations, such as our payment platform and loyalty program, to a large number of external partners. As part of this endeavor, we have rebranded the former “docomo Point” program into “d POINT” to offer a point service that is highly convenient and useful for our customers with the aim of expanding the structure of the “+d” activities.

As a result of the foregoing, we achieved significant improvement in, among other metrics, operating income and operational performance for the fiscal year ended March 31, 2016. Furthermore, we were awarded the No. 1 overall ranking in the “2015 Japan Mobile Phone Service StudySM”* conducted by J.D. Power Asia Pacific.

For the fiscal year ended March 31, 2016, Operating revenues increased by ¥143.7 billion from the same period of the previous fiscal year to ¥4,527.1 billion for two reasons, (i) the recovery of our telecommunication business due mainly to an acceleration of users migrating to higher-end plans of Packet Pack, data buckets of our new billing plan “Kake-hodai & Pake-aeru,” and an expansion in demand for tablets and other products purchased as a second mobile device by individual users and (ii) the growth of our smart life business such as “dmarket” and other content services.

Operating expenses, on the other hand, decreased by ¥0.3 billion from the previous fiscal year to ¥3,744.1 billion, due mainly to decreases in selling expenses and network-related costs as a result of cost efficiency improvements, despite an increase in costs associated with increased revenues in smart life business and other businesses.

As a result, Operating income increased by ¥144.0 billion from the same period of the previous fiscal year to ¥783.0 billion, which was significantly higher than ¥710.0 billion, the full-year forecast as revised in the second quarter of the fiscal year ended March 31, 2016, allowing us to make substantial progress toward the attainment of our medium-term goals.

Income before income taxes and equity in net income (losses) of affiliates was ¥778.0 billion, and net income attributable to NTT DOCOMO, INC. increased by ¥138.3 billion from the previous fiscal year to ¥548.4 billion for the fiscal year ended March 31, 2016.

*	2015 Japan Mobile Phone Service Study. Study based on a total of 31,200 responses obtained from mobile phone subscribers in Japan during the survey period in July 2015.

DOCOMO Earnings Release	Fiscal Year Ended March 31, 2016

Consolidated results of operations for the fiscal years ended March 31, 2015 and 2016 were as follows:

<Results of operations>

	Billions of yen
	Year ended March 31, 2015	Year ended March 31, 2016	Increase (Decrease)
Operating revenues	¥4,383.4	¥4,527.1	¥143.7	3.3%
Operating expenses	3,744.3	3,744.1	(0.3)	(0.0)

Operating income	639.1	783.0	144.0	22.5
Other income (expense)	4.8	(5.0)	(9.8)	—

Income before income taxes and equity in net income (losses) of affiliates	643.9	778.0	134.1	20.8
Income taxes	238.1	211.7	(26.3)	(11.1)

Income before equity in net income (losses) of affiliates	405.8	566.3	160.5	39.5
Equity in net income (losses) of affiliates	(7.8)	(5.1)	2.7	35.0

Net income	398.0	561.2	163.2	41.0
Less: Net (income) loss attributable to noncontrolling interests	12.1	(12.9)	(24.9)	—

Net income attributable to NTT DOCOMO, INC.	¥410.1	¥548.4	¥138.3	33.7

EBITDA margin*	31.2%	32.1%	0.9 point	—

ROE*	7.4%	10.3%	2.9 point	—

*

EBITDA and EBITDA margin, as we use them in this earnings release, are different from EBITDA as used in Item 10(e) of Regulation S-K and may not be comparable to similarly titled measures used by other companies. For an explanation of our definitions of EBITDA, EBITDA margin, ROE, see “6. (3) Reconciliations of the Disclosed Non-GAAP Financial Measures to the Most Directly Comparable GAAP Financial Measures” on page 34.

<Operating revenues>

	Billions of yen
	Year ended March 31, 2015	Year ended March 31, 2016	Increase (Decrease)
Telecommunications services	¥2,747.2	¥2,815.5	¥68.4	2.5%
Mobile communications services revenues	2,736.6	2,767.6	30.9	1.1
Voice revenues	883.8	849.4	(34.4)	(3.9)
Packet communications revenues	1,852.8	1,918.2	65.3	3.5
Optical-fiber broadband service and other telecommunications services revenues	10.5	47.9	37.4	356.1
Equipment sales	904.1	860.5	(43.6)	(4.8)
Other operating revenues	732.2	851.1	118.9	16.2

Total operating revenues	¥4,383.4	¥4,527.1	¥143.7	3.3%

Note:	Voice revenues include data communications revenues through circuit switching systems.

<Operating expenses>

	Billions of yen
	Year ended March 31, 2015	Year ended March 31, 2016	Increase (Decrease)
Personnel expenses	¥286.5	¥286.2	¥(0.3)	(0.1)%
Non-personnel expenses	2,418.1	2,435.9	17.8	0.7
Depreciation and amortization	659.8	625.9	(33.9)	(5.1)
Impairment loss	30.2	9.1	(21.1)	(70.0)
Loss on disposal of property, plant and equipment and intangible assets	69.5	68.8	(0.7)	(1.0)
Communication network charges	240.3	276.9	36.6	15.2
Taxes and public dues	40.1	41.3	1.2	3.1

Total operating expenses	¥3,744.3	¥3,744.1	¥(0.3)	(0.0)%

DOCOMO Earnings Release	Fiscal Year Ended March 31, 2016

ii. Segment Results

Telecommunications Business—

<Results of operations>

	Billions of yen
	Year ended March 31, 2015	Year ended March 31, 2016	Increase (Decrease)
Operating revenues from telecommunications business	¥3,654.6	¥3,689.8	¥35.2	1.0%
Operating income (loss) from telecommunications business	636.1	708.9	72.8	11.4

Even though the negative impact from the “Monthly Support” discount program increased, we saw a continuous recovery of ARPU due mainly to an acceleration of the number of users migrating to higher-end plans of Packet Pack, data buckets of our new billing plan “Kake-hodai & Pake-aeru.” Furthermore, Operating revenues from telecommunications business for the fiscal year ended March 31, 2016 increased by ¥35.2 billion, or 1.0% from ¥3,689.8 billion for the same period of the previous fiscal year, due to the expansion in demand for tablets and other products purchased as a second mobile device by individual users, and the growth of subscriptions of the “docomo Hikari” optical-fiber broadband service to 1.57 million.

Operating expenses from telecommunications business for the fiscal year ended March 31, 2016 decreased by ¥37.6 billion, or 1.2%, to ¥2,980.9 billion for the same period of the previous fiscal year due mainly to decreases in selling expenses and network-related costs as a result of cost efficiency improvements.

Consequently, Operating income from telecommunications business was ¥708.9 billion, an increase of ¥72.8 billion, or 11.4%, from the same period of the previous fiscal year.

<<Key Topics>>

•	Enrichment of New Billing Plan, “Kake-hodai & Pake-aeru”

In September 2015, we introduced the “Kake-hodai Light” plan which allows customers to make unlimited domestic voice calls under five minutes at a flat monthly rate. In March 2016, we started offering “Share Pack 5,” a package that allows families with limited data usage to share monthly data allowances of 5GB.

These new options allow customers to more freely select the combination of a basic monthly plan and a “Share Pack” most suited to their actual voice and data consumption behavior. In the case of a three-member family, for example, by subscribing to the combination of “Kake-hodai Light” and “Share Pack 5,” each member of the family can use a smartphone at a cost of less than ¥5,000 a month.

•	Actions to Expand Adoption of “docomo Hikari”

With respect to the “docomo Hikari” optical-fiber broadband service we commenced in March 2015, we increased the number of Internet Service Provider (ISP) partners to 23 as of March 31, 2016, compared to 14 upon the launch of service. Thereby we provided customers with greater options and enabled a larger number of users to continue using the same ISP after converting their existing “FLET’s Hikari” subscription contract over to “docomo Hikari.”

We have also added new services and rate plans catering to the needs of customers, such as “docomo Hikari-mini,” a two-tier flat-rate plan that offers data speeds of up to 100Mbps, and “docomo Hikari Business Wi-Fi,” a cloud-based Wi-Fi service for enterprise customers offered together with operational support. As a result of the foregoing, the total number of subscription applications exceeded 1.80 million in the end of March 2016 and the total number of subscriptions to “docomo Hikari” reached 1.57 million.

•	Enriched Lineup of Attractive Handsets

We have strived to enrich our handset lineup to respond to the various needs of customers with the release of the 2015 summer models and 2015-2016 winter/spring models comprising Android smartphones as well as iPhone 6s* and iPhone 6s Plus*. As a result, the total number of smartphones sold during the fiscal year ended March 31, 2016 amounted to 15.44 million units, of which tablet devices accounted for 2.18 million units due to a favorable increase in the sales of “dtab d-01G,” “Arrows Tab F-03G,” iPad Air2* and other models.

DOCOMO Earnings Release	Fiscal Year Ended March 31, 2016

•	Actions for Reinforcement of Communication Network

To offer a more convenient network service to our customers, we have expanded the coverage of our “PREMIUM 4G” to 976 cities across Japan as of March 31, 2016. Meanwhile, we also started offering a maximum downlink speed of 300Mbps in selected areas from October 2015.

In addition, we conducted surveys of effective data speeds adhering to the “Guidelines for the Effective Speed Measurement Method of Internet Connection Services Provided by Mobile Telecommunications Carriers and Information Providing Method, etc. for Users” defined by the Ministry of Internal Affairs and Communications. The results indicated that we offer both high download speeds and high upload speeds (the median (Android + iOS) of our download speeds is 71Mbps and that of our upload speeds is 21Mbps).

•	Operation of Commercial Network Utilizing Virtualization Techniques

The employment of equipment using these techniques from March 2016 allowed us to offer higher quality network services to our cuastomers. The techniques realized better connectivity in cases of network congestion and higher reliability in the event of the failure of facilities.

•	Securing Communications in Disasters, etc.

With the aim of reinforcing our communication capacity in densely populated areas during wide-area disasters or power outages, we moved ahead with the conversion of large-zone base stations to make them compatible with LTE in order to increase the communication capacity by approximately three fold. In addition, we roll out medium-zone base stations across Japan to secure communications in the centers of coastal and mountainous areas.

*

TM and © 2016 Apple Inc. All rights reserved. iPad and iPhone are trademarks of Apple Inc., registered in the U.S. and other countries. The iPhone trademark is used under a license from AIPHONE CO., LTD.

Number of subscriptions by services and other operating data are as follows:

<Number of subscriptions by services>

	Thousand subscriptions
	March 31, 2015	March 31, 2016	Increase (Decrease)
Cellular services	66,595	70,964	4,368	6.6%
Including: New billing plan	17,827	29,704	11,877	66.6
Cellular (LTE(Xi)) services	30,744	38,679	7,934	25.8
Cellular (FOMA) services	35,851	32,285	(3,566)	(9.9)

Notes:
(1)	Number of subscriptions to Cellular services, Cellular (LTE(Xi)) services and Cellular (FOMA) services includes Communication Module services subscriptions.
(2)	Effective March 3, 2008, FOMA subscription became mandatory for subscription to “2in1” services, and those FOMA subscriptions are included in the number of FOMA subscriptions.

DOCOMO Earnings Release	Fiscal Year Ended March 31, 2016

<Number of handsets sold>

	Thousand units
	Year ended March 31, 2015	Year ended March 31, 2016	Increase (Decrease)
Number of handsets sold	23,751	26,058	2,307	9.7%
Cellular (LTE(Xi)) services
New LTE(Xi) subscription	6,091	9,234	3,144	51.6
Change of subscription from FOMA	5,271	3,538	(1,732)	(32.9)
LTE(Xi) handset upgrade by LTE(Xi) subscribers	5,836	8,059	2,223	38.1
Cellular (FOMA) services
New FOMA subscription	2,890	2,374	(516)	(17.8)
Change of subscription from Xi	130	101	(29)	(22.2)
FOMA handset upgrade by FOMA subscribers	3,534	2,751	(783)	(22.2)

Churn rate*	0.61%	0.62%	0.01 point	—

*

Calculation method has been changed from the fiscal year ended March 31, 2016. Accordingly, “Churn rate” for the fiscal year ended March 31, 2015 has also been changed. Data are calculated excluding the subscriptions and cancellations of subscriptions of Mobile Virtual Network Operators (MVNOs).

<Trend of ARPU and MOU*>

Starting from the fiscal year ended March 31, 2016, we redefined “ARPU” in order to better reflect actions we will take that are aimed at increasing our telecommunications services revenues.

To reflect the increase in multiple subscriptions by individual users driven by increasing demand for devices such as tablet devices and Wi-Fi routers, we changed the calculation method of ARPU from a “per active subscription” basis to a “per active user” basis. We also changed the calculation method of ARPU by adding “docomo Hikari” ARPU in addition to Voice ARPU and Packet ARPU in connection with the launch of our optical-fiber broadband service.

Furthermore, we excluded Smart ARPU from the calculation method of ARPU considering that we are striving to increase the revenues of our smart life business and other businesses not only from telecommunications services users but also from other customers.

The sum of Packet ARPU and “docomo Hikari” ARPU is referred to as Data ARPU.

	Yen
	Year ended March 31, 2015	Year ended March 31, 2016	Increase (Decrease)
Aggregate ARPU*	¥4,100	¥4,170	¥70	1.7%
Voice ARPU	1,280	1,210	(70)	(5.5)
Data ARPU	2,820	2,960	140	5.0
Packet ARPU	2,820	2,910	90	3.2
“docomo Hikari” ARPU	0	50	50	—

MOU* (minutes)	122	133	11	9.0%

Note:

Starting the fiscal year ended March 31, 2016, the calculation method of ARPU and MOU was changed. ARPU and MOU figures for the year ended March 31, 2015, reflect these subsequent changes to the calculation method.

*	See “6. (2) Definition and Calculation Methods of ARPU and MOU” on page 33 for definition and calculation methods.

DOCOMO Earnings Release	Fiscal Year Ended March 31, 2016

Smart life business—

<Results of operations>

	Billions of yen
	Year ended March 31, 2015	Year ended March 31, 2016	Increase (Decrease)
Operating revenues from smart life business	¥443.3	¥504.1	¥60.8	13.7%
Operating income (loss) from smart life business	(2.4)	46.5	48.8	—

Operating revenues from smart life business for the fiscal year ended March 31, 2016 were ¥504.1 billion, an increase of ¥60.8 billion, or 13.7%, from the same period of the previous fiscal year, due mainly to the growth in revenues from “dmarket” and other content services, an increase in the amounts of “d CARD” and other finance/payment services transactions, and an expansion of revenues from our subsidiaries’ services such as shopping services.

Operating expenses from our smart life business were ¥457.7 billion, an increase of ¥12.0 billion, or 2.7%, from the same period of the previous fiscal year, driven primarily due to an increase in expenses associated with the growth in revenues from “dmarket” and other content services, which more than offset the reduction of impairment loss of our multimedia broadcasting business for mobile devices assets which has been included from the previous fiscal year.

As a consequence, Operating income from smart life business was ¥46.5 billion, an increase of ¥48.8 billion from the same period of the previous fiscal year.

<<Key Topics>>

•	Initiatives Aimed at Expanding “dmarket” Subscriptions* and Usage

To expand the adoption of “dmarket” services to a broader range of users, we have strived to add new services and enrich the content of our offerings.

In May 2015, as a new service on “dmarket,” we launched “dgourmet,” a service that provides total support to customers’ demands pertaining to food by offering various food-related tips and discount coupons, etc. At the same time, we have continued our endeavors to enrich the content of our “dTV,” “danime store,” “dhits,” “dkids” and “dmagazine” services. As a result of these undertakings, the combined “dmarket” subscriptions grew to 15.54 million as of March 31, 2016.

•	Issuance of “d POINT CARD” and “d CARD”

From December 2015, we commenced issuing “d POINT CARD” (which allows users to earn and use “d POINTs” just by showing the card when shopping at our partner stores), and rebranded our conventional credit card known as “DCMX” into “d CARD.” “d CARD” combines the credit payment and electronic money capabilities with the standard features of “d POINT CARD” and allows users to earn “d POINTs” at more advantageous rates.

The total membership of “d POINT CLUB,” a loyalty program for our customers, reached approximately 58 million as of March 31, 2016, of which the number of “d POINT CARD” registrants grew to over 3.5 million in just 4 months from the beginning of issuance.

•	Introduction of New Services toward Realization of Smart Life

In October 2015, we launched “Sukijikan,” a service that allows customers to try out various pastime experiences after selecting from a rich menu of approximately 300 options.

In November 2015, we started the “Tegaki Hon’yaku” handwriting translation service to provide users with means for hassle-free communication through the combination of translated handwritten texts and illustrations in situations where it is difficult to describe the context only by words.

Furthermore, in December 2015, we introduced a new social gift service “giftco,” which enables customers to easily send a small amount of gift tickets to others at anytime from anywhere.

*	The total number of users using “dTV,” “danime store,” “dhits,” “dkids,” “dmagazine” and “dgourmet” services under a monthly subscription arrangement.

DOCOMO Earnings Release	Fiscal Year Ended March 31, 2016

Other businesses—

<Results of operations>

	Billions of yen
	Year ended March 31, 2015	Year ended March 31, 2016	Increase (Decrease)
Operating revenues from other businesses	¥313.5	¥359.3	¥45.8	14.6%
Operating income (loss) from other businesses	5.4	27.7	22.3	414.4

Operating revenues from other businesses for the fiscal year ended March 31, 2016 amounted to ¥359.3 billion, an increase of ¥45.8 billion, or 14.6%, from the same period of the previous fiscal year, mainly due to an increase in revenues resulting from the expanded uptake of our “Mobile Device Protection Service” and the growth of revenues relating to our IoT*1 businesses.

Operating expenses from other businesses were ¥331.6 billion, an increase of ¥23.5 billion, or 7.6%, from the same period of the previous fiscal year, as a result of an increase in expenses associated with the expansion of revenues from our “Mobile Device Protection Service” and other services.

Consequently, Operating income from other businesses was ¥27.7 billion, an increase of ¥22.3 billion, or 414.4% from the same period of the previous fiscal year.

<<Key Topics>>

•	Expansion of IoT business

With the goal of further accelerating the use of IoT, we introduced a new billing plan, “LTE Ubiquitous Plan,” enabling the use of communications modules over our LTE network in Japan.

As for overseas, in Brazil, we started providing eSIMs and eSIM-based solutions, which enable devices to switch between DOCOMO phone numbers and Vivo*2 phone numbers without having to replace the physical SIM in their devices. This marks the first agreement between a Japanese telecommunications carrier and an overseas operator for the provision of eSIM-based solutions. The solution is planned to be embedded in the export products of Yanmar Co. Ltd. to provide various remote information services, such as equipment operational status management, operational status diagnosis and theft prevention.

•	Actions Aimed at Solving Issues of Regional Societies

We started offering an “elderly monitoring service” leveraging our GPS tracking system to multiple municipalities. The service aims to quickly find missing elderly people by letting elderly people carry our GPS-mounted devices which enable their families to detect the location of the carriers using their own smartphones, tablet devices, and etc. when the carriers have gone missing.

*1:	Abbreviation for Internet of Things. A concept that describes a world in which everything is connected to the Internet, enabling remote control and management of devices, etc.
*2:	Brand name of a Brazilian mobile phone operator, Telefonica Brasil S.A.

DOCOMO Earnings Release	Fiscal Year Ended March 31, 2016

(Reference)

“+d” New Value Co-Creation Initiatives

We have embarked on a new initiative, called “+d,” to create new values in collaboration with various external partners. Principal “+d” initiatives undertaken during the fiscal year ended March 31, 2016 are summarized in the table below:

Category	Alliance partner	Objectives

Agriculture	Niigata City, Niigata Prefecture, vegetalia, inc., Water Cell, inc.	Verification trial on an innovative rice production management system

IoT	Facebook, Inc.	Functional collaboration with “dmarket”
	GE Energy Japan, Inc.	Collaboration on rollout of GE’s industrial routers in Japan
	NIPPON SYSTEMWARE CO., LTD.	Provision of IoT cloud service for enterprises
	Omachi City/Tenryu Village, Nagano Prefecture	Provision of “oranotablet” life-support service for the elderly
	Sansan, Inc.	Provision of business card management service for enterprises Joint development of communication toy “OHaNAS”
TOMY Company, Ltd.

Learning	Koga City, Ibaraki Prefecture	Educational ICT solution based on LTE-enabled tablets for learning

Medical/Health care	Maibara City, Shiga Prefecture, RENAISSANCE, INC.	Provision of “Children Health Promotion Program”
	Nippon Life Insurance, Co.	Marketing support business for sales of life insurance policies
	RENAISSANCE, INC.	Provision of healthcare services using wearable devices
	Tokyu Sports OASIS, Inc.	Launch of new health support service, “OASIS LINK”

Retail	Laox CO., LTD.	Delivery of new services targeting foreign travelers to Japan
	Lawson, Inc.	Mutual customer referral leveraging point program
	McDonald’s Company (Japan), Ltd.	Mutual customer referral leveraging point program
	Takashimaya Co., Ltd.	Mutual customer referral leveraging point program

Transportation	Japan Airlines Co., Ltd.	Mutual customer referral leveraging point program
	Panasonic Corporation	Verification trial for expansion of bicycle sharing business

DOCOMO Earnings Release	Fiscal Year Ended March 31, 2016

iii. CSR Activities

We aspire to help build a society in which everyone can share in a prosperous life of safety and security, beyond borders and across generations. We believe it is the corporate social responsibility (“CSR”) of DOCOMO to fulfill the two aspects of (i) “Innovative docomo,” to solve various social issues in the fields of IoT, medicine, healthcare, education and agriculture through the “co-creation of social values,” an initiative that we plan to pursue together with various partners to create new services and businesses, and (ii) “Responsible docomo,” to thoroughly ensure fair, transparent and ethical business operations as a foundation for the creation of such values. Accordingly, we have positioned CSR at the core of our corporate management.

The principal CSR actions undertaken during the fiscal year ended March 31, 2016 are summarized below:

<Realizing a Safe, Secure Society>

•	“Smartphone and Mobile Phone Safety Class” and “DOCOMO Hearty Lecture”

We held a total of approximately 6,900 sessions of “Smartphone and Mobile Phone Safety Class” garnering a cumulative participation of approximately 1.05 million people. The classes enlighten participants on rules and manners of using smartphones and mobile phones, and inform them as to how to respond to troubles that may arise with their use. We also convened 69 sessions of “DOCOMO Hearty Lecture” introducing convenient features and usage tips so that people with disabilities can find smartphones and other mobile devices useful, which garnered the participation of a total of 780 people.

•	“Move & Flick”

We started offering a new text input application for smartphones, “Move & Flick,” which eliminates the need to look at one’s fingers when inputting text. The technology makes text input easier for visually impaired persons and others who have difficulty locating the precise position of individual keys with traditional text input methods.

<Initiatives in Global Environmental Protection and Social Contribution>

•	Global Environmental Targets

Toward the achievement of “NTT DOCOMO Group’s Global Environmental Targets for FY2016,” we launched initiatives to curb the energy consumed for per volume of data communications at our communication facilities and reduce shop front advertisements and other promotional materials. We have made favorable progress toward the achievement of our energy consumption reduction target, and successfully reduced the total weight of shop front promotional materials by approximately 63% compared to the level of FY2012.

•	Charities

We set up a charity website in the aftermath of the earthquake in central Nepal and the heavy rain caused by Typhoon No. 18 of 2015 in Japan, and collected donations totaling approximately ¥61.10 million from customers.

•	Mobile Communication Fund Activities

With the aim to support young researchers and their research activities, the Mobile Communication Fund (MCF), a non-profit organization established by DOCOMO, conferred the “DOCOMO Mobile Science Award” to outstanding research and dissertations relating to mobile communications technologies. For the year ended March 31, 2016, MCF presented an Award of Excellence (with ¥6 million in prize money) in each of the Advanced Technology Division and Basic Science Division, and an Incentive Award (with ¥2 million in prize money) in the Social Science Division. The Fund also provided scholarships totaling ¥57.6 million to 40 privately financed international students from Asia and provided subsidies totaling ¥20 million to 41 different civic activities undertaken for development of children and protection of earth environment.

DOCOMO Earnings Release	Fiscal Year Ended March 31, 2016

<For the Recovery of Disaster-stricken Areas in Tohoku Japan>

We donated a total of approximately ¥64.5 million to municipalities in the disaster-stricken areas (Sendai City, Miyagi Prefecture, Rikuzen-Takata City, Iwate Prefecture, etc.) and intermediate support groups. Donations were made by approximately 9,400 employees who participated in the Company’s recovery support program along with contributions from the Company itself.

In addition, in order to provide psychological support to people who encountered the disaster in Tohoku Japan, we hosted seven sessions of cooking lessons through our subsidiary, ABC Cooking Studio Co., Ltd. The lessons served as an opportunity for participants to communicate with others in the same situation. Furthermore participants were able to enjoy and share time together in watching movies together on “dTV” via tablet devices.

<Promotion of Diversity>

In October 2015, we established DOCOMO PlusHearty, Inc., for the purpose of promoting the employment of people with disabilities. The newly formed company actively hires person with severe disabilities and assigns them tasks such as office cleaning mainly in buildings owned by the Company. In addition, as part of its human resources development program, DOCOMO PlusHearty also undertakes measures aimed at improving the social skills of people with disabilities by introducing the Kumon method of learning.

DOCOMO Earnings Release	Fiscal Year Ended March 31, 2016

iv. Trend of Capital Expenditures

<Capital expenditures>

	Billions of yen
	Year ended March 31, 2015	Year ended March 31, 2016	Increase (Decrease)
Total capital expenditures	¥661.8	¥595.2	¥(66.5)	(10.1)%
Telecommunications business	635.4	573.9	(61.6)	(9.7)
Smart life business	17.2	13.9	(3.3)	(19.4)
Other businesses	9.1	7.5	(1.7)	(18.2)

The principal capital expenditures made during the fiscal year ended March 31, 2016 are summarized below.

•	Expansion of Telecommunications Facilities

As a result of our aggressive roll-out of “PREMIUM 4G” service in urban areas to construct a network that can offer comfortable access to our customers, the total number of “PREMIUM 4G”-compatible base stations increased from previously 900 stations as of March 31, 2015 to 22,800 stations as of March 31, 2016.

In addition, in pursuit of further coverage improvement, we increased the total number of LTE base stations from 97,400 as of March 31, 2015 to 138,100 as of March 31, 2016.

•	Measures for More Efficient Use of Capital Expenditures

Toward the goal of further strengthening our managerial structure, we continued to pursue more efficient use of capital expenditures through the integration and/or capacity expansion of our facilities by introducing new technologies or equipment, such as “advanced C-RAN*.” We also pursued further improvement of the efficiency of construction of telecommunications facilities and reduction of equipment procurement costs.

As a result of the above measures, the total capital expenditures for the fiscal year ended March 31, 2016 decreased by 10.1% from the previous fiscal year to ¥595.2 billion.

*	Technology for increasing the utilization efficiency of frequencies by simultaneously controlling base stations covering broad areas and base stations covering localized areas.

DOCOMO Earnings Release	Fiscal Year Ended March 31, 2016

v. Prospects for the Fiscal Year Ending March 31, 2017

Japan’s telecommunications sector has seen a dramatic change in its market structure due to launch of services by a wide range of players following the start of “Hikari Collaboration Model,” which is a new wholesale business model for fiber access, the rapid proliferation of smartphones and tablet devices, developments related to the government’s pro-competition policy (such as new market entry by Mobile Virtual Network Operators (MVNOs), the obligation to unlock handset SIMs and the proposals by the Ministry of Internal Affairs and Communications’ Task Force on Mobile Phone Rates and Other Conditions for Service Offerings) and other factors.

Under these market conditions, we will continue our efforts to further increase the “Kake-hodai & Pake-aeru” new billing plan, and to implement various measures to expand the adoption of the “docomo Hikari” optical-fiber broadband service. In addition, we will continue our “+d” value co-creation initiatives, aiming to deliver new values by making available the business assets that we have accumulated through our operations, such as our payment platform and loyalty program, and “d POINT” initiatives with the aim of rolling out the structure of the “+d” activities, while promoting further cost efficiency improvements to reinforce our managerial foundation. Through these endeavors, we expect to post an increase in both operating revenues and operating income for the fiscal year ending March 31, 2017.

Although a decline in revenues from equipment sales is expected, Operating revenues for the fiscal year ending March 31, 2017 are estimated to increase by ¥92.9 billion from the previous fiscal year to ¥4,620.0 billion, driven by an increase in optical-fiber broadband service revenues due to the projected growth of “docomo Hikari” users, an increase in packet communications revenues resulting from planned implementation of initiatives aimed at boosting the packet consumption of new billing plan subscribers and expansion of data use by tablets and other devices, and an increase in revenues from smart life business and other businesses. On the expenses side, although we project an increase in expenses associated with the growth of revenues from smart life business and other businesses and the expansion of “docomo Hikari” revenues, Operating expenses are expected to decrease by ¥34.1 billion to ¥3,710.0 billion, owing primarily to a decline of depreciation expenses as a result of our change in depreciation method used*, as well as a decrease in cost of equipment sold and initiatives to pursue further cost efficiency.

Accordingly, Operating income for the fiscal year ending March 31, 2017 is estimated to be ¥910.0 billion, an increase of ¥127.0 billion from the previous fiscal year.

*

While historically we have principally used the declining-balance method for calculating the depreciation of property, plant and equipment, from the fiscal year ending March 31, 2017, as a general rule, we plan to begin using the straight-line method for calculating the depreciation of property, plant and equipment.

	Billions of yen
	Year ended March 31, 2016 (Actual results)	Year ending March 31, 2017 (Forecasts)	Increase (Decrease)
Operating revenues	¥4,527.1	¥4,620.0	¥92.9	2.1%
Operating income	783.0	910.0	127.0	16.2
Income before income taxes and equity in net income (losses) of affiliates	778.0	914.0	136.0	17.5
Net income attributable to NTT DOCOMO, INC.	548.4	640.0	91.6	16.7
Capital expenditures	595.2	585.0	(10.2)	(1.7)
Adjusted free cash flows excluding changes in investments for cash management purposes*	598.7	600.0	1.3	0.2
EBITDA*	1,454.6	1,398.0	(56.6)	(3.9)
EBITDA margin*	32.1%	30.3%	(1.8) point	—
ROE*	10.3%	11.9%	1.6 point	—

*

EBITDA and EBITDA margin, as we use them, are different from EBITDA as used in Item 10(e) of Regulation S-K and may not be comparable to similarly titled measures used by other companies. For an explanation of our definition of adjusted free cash flows excluding changes in investments for cash management purposes, EBITDA, EBITDA margin, and ROE, see “6. (3) Reconciliations of the Disclosed Non-GAAP Financial Measures to the Most Directly Comparable GAAP Financial Measures” on page 34.

DOCOMO Earnings Release	Fiscal Year Ended March 31, 2016

Notes:

(1)

Japan’s telecommunications sector is characterized by rapid changes in the market environment due to technical innovations, market entry by new competitors and other factors. To respond to such changes, our corporate group may introduce new billing plans or other measures that could potentially have a significant impact on our revenues and income. The timing of introduction of such measures will be decided after comprehensively taking into consideration our operational circumstances and the actions of our competitors, and therefore, is not necessarily decided beforehand. Such measures, depending on the timing of implementation, may significantly affect our results forecasts to be made at the time of our first-half results announcement. Providing such prospects on a half-year basis, therefore, may not be adequate or useful as information to be disclosed to investors. Accordingly, we will provide prospects for the full year only, and report progress vis-à-vis the projected full-year forecasts by disclosing actual results on a quarterly basis.

(2)

NTT DOCOMO, INC. shareholders’ equity for the fiscal year ending March 31, 2017 is based on the assumption that DOCOMO will repurchase up to 220,000,000 shares for an amount in total not to exceed ¥500,000 million, as resolved at the Board of Directors’ meeting held on January 29, 2016.

DOCOMO Earnings Release	Fiscal Year Ended March 31, 2016

(2) Financial Review

i. Financial Position

	Billions of yen
	March 31, 2015	March 31, 2016	Increase (Decrease)
Total assets	¥7,146.3	¥7,214.1	¥67.8	0.9%
Total NTT DOCOMO, INC. shareholders’ equity	5,380.1	5,302.2	(77.8)	(1.4)
Total liabilities	1,728.1	1,854.8	126.7	7.3
Including: Interest bearing liabilities	222.7	222.2	(0.5)	(0.2)
ii. Cash Flow Conditions
	Billions of yen
	Year ended March 31, 2015	Year ended March 31, 2016	Increase (Decrease)
Net cash provided by operating activities	¥963.0	¥1,209.1	¥246.2	25.6%
Net cash used in investing activities	(651.2)	(375.3)	275.9	42.4
Net cash provided by (used in) financing activities	(734.3)	(583.6)	150.6	20.5
Free cash flows (1)	311.8	833.9	522.1	167.5
Free cash flows excluding changes in investments for cash management purposes (2)*	295.6	598.7	303.2	102.6

Notes:	(1)	Free cash flows = Net cash provided by operating activities + Net cash used in investing activities
(2)

Changes in investments for cash management purposes = Changes by purchases, redemption at maturity and disposals of financial instruments held for cash management purposes with original maturities of longer than three months

*	See “6. (3) Reconciliations of the Disclosed Non-GAAP Financial Measures to the Most Directly Comparable GAAP Financial Measures” on page 34.

For the year ended March 31, 2016, net cash provided by operating activities was ¥1,209.1 billion, an increase of ¥246.2 billion, or 25.6%, from the same period of the previous fiscal year. This was due mainly to an increase in cash inflows from customers in relation to collections of installment receivables for customers’ handset purchases and a decrease in cash outflows resulting from a decrease in the amount of income taxes paid.

Net cash used in investing activities was ¥375.3 billion, a decrease of ¥275.9 billion, or 42.4%, from the same period of the previous fiscal year. This was due mainly to an increase in proceeds from redemption of long-term bailment for consumption to a related party and a decrease in cash outflows for purchases of property, plant and equipment as a result of efficient network construction.

Net cash used in financing activities was ¥583.6 billion, a decrease of ¥150.6 billion, or 20.5%, from the same period of the previous fiscal year. This was due mainly to a decrease in cash outflows for payments to acquire treasury stock.

As a result of the foregoing, the balance of cash and cash equivalents was ¥354.4 billion as of March 31, 2016, an increase of ¥248.9 billion, or 235.8%, from the previous fiscal year end.

DOCOMO Earnings Release	Fiscal Year Ended March 31, 2016

iii. Cash Flow and Other Indicators

	Billions of yen
	Year ended March 31, 2012	Year ended March 31, 2013	Year ended March 31, 2014	Year ended March 31, 2015	Year ended March 31, 2016
Shareholders’ equity ratio (1)	72.9%	74.9%	75.2%	75.3%	73.5%
Market equity ratio (2)*	82.0%	82.2%	89.9%	113.3%	133.1%
Debt to Equity ratio (3) (multiple)	0.051	0.047	0.041	0.041	0.042
Liabilities to cash flow ratio (4)	20.4%	24.7%	23.0%	23.1%	18.4%
Interest coverage ratio (5)	430.4	558.4	634.1	1,099.3	3,022.8

Notes:	(1)	Shareholders’ equity ratio = NTT DOCOMO, INC. shareholders’ equity / Total assets
Shareholders’ equity ratio ended March 31, 2013 has been revised due to the reinstatement of equity method for an investee.
	(2)	Market equity ratio = Market value of total share capital** / Total assets
Market equity ratio ended March 31, 2013 has been revised due to the reinstatement of equity method for an investee.
	(3)	Debt to Equity ratio = Interest bearing liabilities / NTT DOCOMO, INC. shareholders’ equity
(4)

Liabilities to cash flow ratio = Interest bearing liabilities / Net cash provided by operating activities (excluding irregular factors and effect of transfer of receivables*** for the fiscal year ended March 31,2012 and March 31, 2013)

	(5)	Interest coverage ratio = Net cash provided by operating activities (excluding irregular factors and effect of transfer of receivables) / Interest paid****

*	See “6. (3) Reconciliations of the Disclosed Non-GAAP Financial Measures to the Most Directly Comparable GAAP Financial Measures” on page 34.
**	Market value of total share capital = Closing share price multiplied by the number of outstanding shares (excluding treasury stock) as of the end of the fiscal period.
***	Amounts of Net cash provided by operating activities for the fiscal years ended March 31, 2012 and 2013 exclude the effects of irregular factors and transfer of receivables.
Irregular factors = Effects of uncollected revenues due to bank closures at the end of the fiscal period
Effect of transfer of receivables = Effect caused by the uncollected amounts of transferred receivables of telephone charges to NTT FINANCE CORPORATION
****	Interest paid is disclosed on “Supplemental disclosures of cash flow information” in “5. (4) Consolidated Statements of Cash Flows” on page 27.

DOCOMO Earnings Release	Fiscal Year Ended March 31, 2016

(3) Profit Distribution

i. Basic Policies for Profit Distribution

We believe that providing adequate returns to shareholders is one of the most important issues in corporate management while raising corporate value through the growth and expansion of our businesses. We plan to pay dividends by taking into account our consolidated results, consolidated financial position and consolidated dividend payout ratio based on the principle of stable and sustainable dividend payments. We will also continue to take a flexible approach regarding share repurchases. We intend to keep the repurchased shares as treasury stock and in principle to limit the amount of such treasury stock to approximately 5% of our total issued shares, and will consider retiring any treasury stock held in excess of this limit in a lump around the end of the fiscal year or at other appropriate times.

In addition, we will allocate internal reserves to research and development efforts, capital expenditures, strategic investments and others for the purpose of generating innovative technologies, offering attractive services and expanding our business domains.

ii. Dividend

We paid ¥35 per share as an interim dividend for the six months ended September 30, 2015 and plan to pay a year-end dividend of ¥35 per share.

iii. Prospect for the next fiscal year

We expect to pay a total dividend of ¥80 per share for the year ending March 31, 2017, consisting of an interim dividend of ¥40 per share and a year-end dividend of ¥40 per share.

iv. Share repurchases and share retirements

In the fiscal year ended March 31, 2016, we acquired 120.87 million outstanding shares of our common stock at an amount in total of ¥307.5 billion based on the resolution of the board of directors. On March 31, 2016, we retired 127.23 million outstanding shares, approximately 3.1% of the total outstanding shares before the retirement.

DOCOMO Earnings Release	Fiscal Year Ended March 31, 2016

(4) Special Note Regarding Forward-Looking Statements

This earning release contains forward-looking statements such as forecasts of results of operations, management strategies, objectives and plans, forecasts of operational data such as the expected number of subscriptions, and the expected dividend payments. All forward-looking statements that are not historical facts are based on management’s current plans, expectations, assumptions and estimates based on the information currently available. Some of the projected numbers in this report were derived using certain assumptions that were indispensable for making such projections in addition to historical facts. These forward-looking statements are subject to various known and unknown risks, uncertainties and other factors that could cause our actual results to differ materially from those contained in or suggested by any forward-looking statement. Potential risks and uncertainties include, without limitation, the following:

(1)

Changes in the market environment in the telecommunications industry, such as intensifying competition from other businesses or other technologies caused by Mobile Number Portability, development of appealing new handsets, new market entrants, mergers among other service providers and other factors, or the expansion of the areas of competition could limit the acquisition of new subscriptions and retention of existing subscriptions by our corporate group, or it may lead to ARPU diminishing at a greater than expected rate, an increase in our costs, or an inability to reduce expenses as expected.

(2)

If current and new services, usage patterns, and sales schemes proposed and introduced by our corporate group cannot be developed as planned, or if unanticipated expenses arise, the financial condition of our corporate group could be affected and our growth could be limited.

(3)

The introduction or change of various laws or regulations inside and outside of Japan, or the application of such laws and regulations to our corporate group, could restrict our business operations, which may adversely affect our financial condition and results of operations.

(4)

Limitations in the amount of frequency spectrum or facilities made available to us could negatively affect our ability to maintain and improve our service quality and level of customer satisfaction and could increase our costs.

(5)

Other mobile service providers in the world may not adopt the technologies and the frequency bands that are compatible with those used by our corporate group’s mobile communications system on a continuing basis, which could affect our ability to sufficiently offer international services.

(6)	Our domestic and international investments, alliances and collaborations, as well as investments in new business fields, may not produce the returns or provide the opportunities we expect.

(7)	Malfunctions, defects or imperfections in our products and services or those of other parties may give rise to problems.

(8)	Social problems that could be caused by misuse or misunderstanding of our products and services may adversely affect our credibility or corporate image.

(9)	Inadequate handling of confidential business information including personal information by our corporate group, contractors and others may adversely affect our credibility or corporate image.

(10)

Owners of intellectual property rights that are essential for our business execution may not grant us a license or other use of such intellectual property rights, which may result in our inability to offer certain technologies, products and/or services, and our corporate group may also be held liable for damage compensation if we infringe the intellectual property rights of others. In addition, the illicit use by a third party of the intellectual property rights owned by our corporate group could reduce our license revenues actually obtained and may inhibit our competitive superiority.

(11)

Events and incidents caused by natural disasters, social infrastructure paralysis such as power shortages, the proliferation of harmful substances, terror or other destructive acts, the malfunctioning of equipment, software bugs, deliberate incidents induced by computer viruses, cyber-attacks, equipment misconfiguration, hacking, unauthorized access and other problems could cause failure in our networks, distribution channels, and/or other factors necessary for the provision of service, disrupting our ability to offer services to our subscribers and such incidents may adversely affect our credibility or corporate image, or lead to a reduction of revenues and/or increase of costs.

(12)	Concerns about adverse health effects arising from wireless telecommunications may spread and consequently adversely affect our financial condition and results of operations.

(13)	Our parent company, NIPPON TELEGRAPH AND TELEPHONE CORPORATION (NTT), could exercise influence that may not be in the interests of our other shareholders.

DOCOMO Earnings Release	Fiscal Year Ended March 31, 2016

2. Condition of the Corporate Group

We primarily engage in mobile telecommunications services as a member of the NTT group, with NIPPON TELEGRAPH AND TELEPHONE CORPORATION (“NTT”) as the holding company.

NTT DOCOMO, INC. (the “Company”), its 124 subsidiaries and 27 affiliates constitute the NTT DOCOMO group (“DOCOMO”) and operate its business.

The segments of DOCOMO and the corporate position of each group company are as follows:

[Segment Information]

Business Segment	Main Business Areas

Telecommunications business	Cellular (LTE(Xi) and FOMA) services, optical-fiber broadband services, satellite communications services, international services and sales of handsets and equipment for each service, etc.

Smart life business	Services offered through “dmarket” portal such as distribution of video, music and electronic books, etc., finance/payment services, online shopping service and other life-related services, etc.

Other businesses	Mobile phone protection service, commissioned business of development, sales and maintenance of systems, etc.

[Position of Each DOCOMO Company]

(1)	The Company engages in telecommunications, smart life and other businesses in Japan.

(2)

12 business-entrusted subsidiaries of the Company, each of which is entrusted with certain services by the Company, operate independently to maximize their expertise and efficiency. These subsidiaries are entrusted with part of the services provided by, or give assistance to, the Company.

(3)

There are 112 other subsidiaries and 27 affiliates, including entities engaged in the research of overseas mobile communications markets and technologies and overseas units established for the purpose of global business expansion or new business deployment.

DOCOMO Earnings Release	Fiscal Year Ended March 31, 2016

The following chart summarizes the description on last page:

As of March 31, 2016

DOCOMO Earnings Release	Fiscal Year Ended March 31, 2016

3. Management Policies

(1) Basic Management Policies

Under the corporate philosophy of “creating a new world of communications culture,” we are striving to improve and strengthen our core business primarily by expanding the uptake of our FOMA and LTE services, while also providing services that are useful for our customers’ lives and businesses. The basic policies in our corporate management are to contribute to building a rich and vigorous society through these endeavors, to improve our enterprise value, and to heighten the trust and value our shareholders and customers place in us.

(2) Medium- and Long-Term Management Strategies, Issues to be Addressed by the Group and Target Management Indicators

We developed our corporate vision for 2020, “HEART: Pursuing Smart Innovation” to propel further growth and propose new values to society in anticipation of future social changes.

Also, under the banner of becoming a “Smart Life Partner” for our customers, we tackled the challenge of “reinforcing our competitiveness in telecommunications business” and “stepped up our efforts in the smart life business and other businesses.” Furthermore, we unveiled the “New Initiatives toward Delivery of Medium-Term Targets” on the occasion of the full-year results presentation for the fiscal year ended March 31, 2015.

More details concerning our medium-term targets can be obtained via the following URL:

(NTT DOCOMO, INC. home page) https://www.nttdocomo.co.jp/english/corporate/ir/index.html

Initiatives to be Implemented over the Medium Term

In order to respond to our customers’ needs on an ongoing basis, by further evolving our relationships with various external partners through open collaboration, we will continue to create new added value by moving forward with our “+d” initiatives.

Specifically, we, together with our partners, will roll out initiatives in order to co-create new added value, making available to our partners our own business assets, such as our payment platform and point program. Through these endeavors, we will aim to deliver “more benefits, more fun and more convenience” to our customers in tandem with our partners.

In addition to creating value for our customers, we will also strive to offer new value to various of our partners. Particularly, in the areas of “IoT,” “Regional Revitalization,” “2020,” and “Solution of Social Issues,” we will move forward with the “co-creation of social values,” creating new services and businesses in collaboration with our partners and utilizing the assets of both parties, with the goal of capturing revenue opportunities in new business fields that transcend the confines of industries or business formats.

DOCOMO Earnings Release	Fiscal Year Ended March 31, 2016

FY2016 Priority Initiatives

Positioning FY2016 as the year in which we intend to make “a vibrant leap toward further growth” beyond income recovery, we will work concurrently on expanding our telecommunications business and reinforcing our smart life business and other businesses.

•	Expansion of Telecommunications Business

In FY2016, we expect a full-scale reexamination of handset prices and tariffs throughout the mobile industry. In light of these expected changes, we will reinforce our focus on families and strengthen our ability to propose comprehensive offerings comprising mobile phones, optical-fiber and other services. In this way, we plan to take the lead in changing the field of competition in the mobile industry.

As part of this endeavor, in March 2016 we introduced new billing plan offerings for light-usage customers, consisting of the new data package “Share Pack 5,” enabling families to share 5MB of data, and the expansion of the applicability of the “Kake-hodai Light” voice plan to lower volume data packages. In addition, starting June 2016, we will launch new offerings for long-term users consisting of two new rate options allowing customers to choose subscriptions with or without cancellation fees, increased discounts in the “Zutto DOCOMO Wari” scheme and the addition of reward points for customers renewing their subscriptions.

We will aim to secure income from telecommunications business through an ARPU increase resulting from expanded adoption of the new billing plan and on-going cost efficiency improvement efforts.

•	Reinforcement of Smart Life Business and Other Businesses

With respect to our smart life business and other businesses, we will work to grow our subscriptions by further enriching the services and content offered on our “dmarket” marketplace, such as “dTV,” “dhits” and “dmagazine.” We will also step up the “+d” initiatives that we pursue together with our partners for new value creation by combining our finance/payment platforms, point program and other business assets that we have accumulated in our operations with those assets of our partners. We will also work to enhance the attractiveness of our “d POINT” loyalty point program by increasing the number of participating partners and accelerate the adoption of “d ACCOUNT.”

Through these undertakings we aim to reach the medium-term target indicators we announced for FY2017, one year ahead of schedule.

<FY2016 Target Management Indicators>

Item	FY2016 Target	Reference: FY2017 Medium-Term Target
Operating income	¥910.0 billion	¥820.0 billion or higher
Including: Operating income from smart life business and other businesses	¥120.0 billion	Over ¥100.0 billion
Capital expenditures for FY2015 to FY2017	¥585.0 billion	¥650.0 billion per annum or less

*	Names of companies, products, etc., contained in this release are the trademarks or registered trademarks of their respective organizations

DOCOMO Earnings Release	Fiscal Year Ended March 31, 2016

4. Basic Approach to the Selection of Accounting Standards

In order to improve the international comparability of our financial information in the capital markets and increase the efficiency of our financial reporting, we are considering adopting International Financial Reporting Standards (“IFRS”) beginning with the three months ending June 30, 2018.

DOCOMO Earnings Release	Fiscal Year Ended March 31, 2016

5. Consolidated Financial Statements

(1) Consolidated Balance Sheets

	Millions of yen
	March 31, 2015	March 31, 2016	Increase (Decrease)
ASSETS
Current assets:
Cash and cash equivalents	¥105,553	¥354,437	¥248,884
Short-term investments	243,757	5,872	(237,885)
Accounts receivable	264,591	237,040	(27,551)
Receivables held for sale	897,999	972,851	74,852
Credit card receivables	234,412	276,492	42,080
Other receivables	327,275	381,096	53,821
Allowance for doubtful accounts	(14,100)	(17,427)	(3,327)
Inventories	186,275	153,876	(32,399)
Deferred tax assets	61,512	107,058	45,546
Prepaid expenses and other current assets	108,102	108,898	796

Total current assets	2,415,376	2,580,193	164,817

Property, plant and equipment:
Wireless telecommunications equipment	5,027,390	5,084,416	57,026
Buildings and structures	890,382	896,815	6,433
Tools, furniture and fixtures	508,810	468,800	(40,010)
Land	200,736	199,054	(1,682)
Construction in progress	193,497	190,261	(3,236)
Accumulated depreciation and amortization	(4,309,748)	(4,398,970)	(89,222)

Total property, plant and equipment, net	2,511,067	2,440,376	(70,691)

Non-current investments and other assets:
Investments in affiliates	439,070	411,395	(27,675)
Marketable securities and other investments	195,047	182,905	(12,142)
Intangible assets, net	636,319	615,013	(21,306)
Goodwill	266,311	243,695	(22,616)
Other assets	445,723	479,103	33,380
Deferred tax assets	237,427	261,434	24,007

Total non-current investments and other assets	2,219,897	2,193,545	(26,352)

Total assets	¥7,146,340	¥7,214,114	¥67,774

LIABILITIES AND EQUITY
Current liabilities:
Current portion of long-term debt	¥203	¥200	¥(3)
Short-term borrowings	2,048	1,764	(284)
Accounts payable, trade	811,799	793,084	(18,715)
Accrued payroll	54,955	53,837	(1,118)
Accrued income taxes	68,563	165,332	96,769
Other current liabilities	176,734	205,602	28,868

Total current liabilities	1,114,302	1,219,819	105,517

Long-term liabilities:
Long-term debt (exclusive of current portion)	220,400	220,200	(200)
Accrued liabilities for point programs	89,929	75,182	(14,747)
Liability for employees’ retirement benefits	173,872	201,604	27,732
Other long-term liabilities	129,632	137,983	8,351

Total long-term liabilities	613,833	634,969	21,136

Total liabilities	1,728,135	1,854,788	126,653

Redeemable noncontrolling interest	15,589	16,221	632

Equity:
NTT DOCOMO, INC. shareholders’ equity
Common stock	949,680	949,680	—
Additional paid-in capital	339,783	330,482	(9,301)
Retained earnings	4,397,228	4,413,030	15,802
Accumulated other comprehensive income (loss)	52,599	14,888	(37,711)
Treasury stock	(359,218)	(405,832)	(46,614)
Total NTT DOCOMO, INC. shareholders’ equity	5,380,072	5,302,248	(77,824)
Noncontrolling interests	22,544	40,857	18,313

Total equity	5,402,616	5,343,105	(59,511)

Total liabilities and equity	¥7,146,340	¥7,214,114	¥67,774

DOCOMO Earnings Release	Fiscal Year Ended March 31, 2016

(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income

Consolidated Statements of Income

	Millions of yen
	Year ended March 31, 2015	Year ended March 31, 2016	Increase (Decrease)
Operating revenues:
Telecommunications services	¥2,747,155	¥2,815,507	¥68,352
Equipment sales	904,089	860,486	(43,603)
Other operating revenues	732,153	851,091	118,938

Total operating revenues	4,383,397	4,527,084	143,687

Operating expenses:
Cost of services (exclusive of items shown separately below)	1,159,514	1,248,553	89,039
Cost of equipment sold (exclusive of items shown separately below)	853,062	881,471	28,409
Depreciation and amortization	659,787	625,934	(33,853)
Impairment loss	30,161	9,063	(21,098)
Selling, general and administrative	1,041,802	979,039	(62,763)

Total operating expenses	3,744,326	3,744,060	(266)

Operating income	639,071	783,024	143,953

Other income (expense):
Interest expense	(797)	(512)	285
Interest income	1,283	987	(296)
Other, net	4,326	(5,478)	(9,804)

Total other income (expense)	4,812	(5,003)	(9,815)

Income before income taxes and equity in net income (losses) of affiliates	643,883	778,021	134,138

Income taxes:
Current	218,552	267,249	48,697
Deferred	19,515	(55,530)	(75,045)

Total income taxes	238,067	211,719	(26,348)

Income before equity in net income (losses) of affiliates	405,816	566,302	160,486

Equity in net income (losses) of affiliates (including impairment charges of investments in affiliates)	(7,782)	(5,060)	2,722

Net income	398,034	561,242	163,208

Less: Net (income) loss attributable to noncontrolling interests	12,059	(12,864)	(24,923)

Net income attributable to NTT DOCOMO, INC.	¥410,093	¥548,378	¥138,285

Per share data
Weighted average common shares outstanding – Basic and Diluted	4,038,191,678	3,880,823,341	(157,368,337)

Basic and Diluted earnings per share attributable to NTT DOCOMO, INC.	¥101.55	¥141.30	¥39.75

Consolidated Statements of Comprehensive Income
	Millions of yen
	Year ended March 31, 2015	Year ended March 31, 2016	Increase (Decrease)
Net income	¥398,034	¥561,242	¥163,208
Other comprehensive income (loss):
Unrealized holding gains (losses) on available-for-sale securities, net of applicable taxes	22,588	(5,993)	(28,581)
Unrealized gains (losses) on cash flow hedges, net of applicable taxes	(4)	(117)	(113)
Foreign currency translation adjustment, net of applicable taxes	29,678	(10,587)	(40,265)
Pension liability adjustment, net of applicable taxes	(8,877)	(21,008)	(12,131)

Total other comprehensive income (loss)	43,385	(37,705)	(81,090)

Comprehensive income	441,419	523,537	82,118

Less: Comprehensive (income) loss attributable to noncontrolling interests	11,683	(12,870)	(24,553)

Comprehensive income attributable to NTT DOCOMO, INC.	¥453,102	¥510,667	¥57,565

DOCOMO Earnings Release	Fiscal Year Ended March 31, 2016

(3) Consolidated Statements of Changes in Equity

	Millions of yen
	NTT DOCOMO, INC. shareholders’ equity					Total NTT DOCOMO, INC. shareholders’ equity	Noncontrolling interests	Total equity
	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock
Balance as of March 31, 2014	¥949,680	¥732,875	¥4,328,389	¥9,590	¥(377,168)	¥5,643,366	¥35,278	¥5,678,644

Purchase of treasury stock					(473,036)	(473,036)		(473,036)
Retirement of treasury stock		(393,092)	(97,894)		490,986	—		—
Cash dividends declared to NTT DOCOMO, INC. shareholders			(243,360)			(243,360)		(243,360)
Cash distributions to noncontrolling interests						—	(1,061)	(1,061)
Acquisition of new subsidiaries						—	732	732
Others						—	(2)	(2)
Net income			410,093			410,093	(12,777)	397,316
Other comprehensive income (loss)				43,009		43,009	374	43,383

Balance as of March 31, 2015	¥949,680	¥339,783	¥4,397,228	¥52,599	¥(359,218)	¥5,380,072	¥22,544	¥5,402,616

Purchase of treasury stock					(307,486)	(307,486)		(307,486)
Retirement of treasury stock			(260,872)		260,872	—		—
Cash dividends declared to NTT DOCOMO, INC. shareholders			(271,704)			(271,704)		(271,704)
Cash distributions to noncontrolling interests						—	(2,390)	(2,390)
Acquisition of new subsidiaries						—	22	22
Changes in interest in subsidiaries		(9,301)				(9,301)	8,489	(812)
Others						—	(46)	(46)
Net income			548,378			548,378	12,232	560,610
Other comprehensive income (loss)				(37,711)		(37,711)	6	(37,705)

Balance as of March 31, 2016	¥949,680	¥330,482	¥4,413,030	¥14,888	¥(405,832)	¥5,302,248	¥40,857	¥5,343,105

*	Changes in the redeemable noncontrolling interest are not included in the table.

DOCOMO Earnings Release	Fiscal Year Ended March 31, 2016

(4) Consolidated Statements of Cash Flows

	Millions of yen
	Year ended March 31, 2015	Year ended March 31, 2016
Cash flows from operating activities:
Net income	¥398,034	¥561,242
Adjustments to reconcile net income to net cash provided by operating activities–
Depreciation and amortization	659,787	625,934
Deferred taxes	19,515	(55,530)
Loss on sale or disposal of property, plant and equipment	40,073	36,535
Inventory write-downs	13,716	18,880
Impairment loss	30,161	9,063
Impairment loss on marketable securities and other investments	902	636
Loss on sale of a subsidiary	—	13,117
Equity in net (income) losses of affiliates (including impairment charges of investments in affiliates)	7,782	5,060
Dividends from affiliates	17,591	13,929
Changes in assets and liabilities:
(Increase) / decrease in accounts receivable	17,489	22,406
(Increase) / decrease in receivables held for sale	(110,540)	(74,852)
(Increase) / decrease in credit card receivables	(7,497)	(22,551)
(Increase) / decrease in other receivables	(13,467)	(46,331)
Increase / (decrease) in allowance for doubtful accounts	2,931	3,884
(Increase) / decrease in inventories	32,270	13,125
(Increase) / decrease in prepaid expenses and other current assets	(10,565)	(4,966)
(Increase) / decrease in non-current receivables held for sale	(55,468)	(13,601)
Increase / (decrease) in accounts payable, trade	5,278	(32,544)
Increase / (decrease) in accrued income taxes	(107,166)	97,176
Increase / (decrease) in other current liabilities	16,964	31,638
Increase / (decrease) in accrued liabilities for point programs	(23,072)	(14,747)
Increase / (decrease) in liability for employees’ retirement benefits	13,209	27,752
Increase / (decrease) in other long-term liabilities	11,925	11,488
Other, net	3,125	(17,612)

Net cash provided by (used in) operating activities	962,977	1,209,131

Cash flows from investing activities:
Purchases of property, plant and equipment	(493,189)	(434,919)
Purchases of intangible and other assets	(170,203)	(179,010)
Purchases of non-current investments	(5,107)	(3,465)
Proceeds from sale of non-current investments	1,753	9,345
Purchases of short-term investments	(34,613)	(9,523)
Redemption of short-term investments	50,806	4,659
Proceeds from redemption of long-term bailment for consumption to a related party	—	240,000
Other, net	(641)	(2,338)

Net cash provided by (used in) investing activities	(651,194)	(375,251)

Cash flows from financing activities:
Proceeds from short-term borrowings	221,606	146,880
Repayment of short-term borrowings	(229,065)	(147,022)
Principal payments under capital lease obligations	(1,729)	(1,389)
Payments to acquire treasury stock	(473,036)	(307,486)
Dividends paid	(243,349)	(271,643)
Cash distributions to noncontrolling interests	(1,061)	(2,390)
Other, net	(7,623)	(558)

Net cash provided by (used in) financing activities	(734,257)	(583,608)

Effect of exchange rate changes on cash and cash equivalents	1,107	(1,388)

Net increase (decrease) in cash and cash equivalents	(421,367)	248,884
Cash and cash equivalents at beginning of year	526,920	105,553

Cash and cash equivalents at end of year	¥105,553	¥354,437

Supplemental disclosures of cash flow information:
Cash received during the fiscal year for:
Income tax refunds	¥1,539	¥8,241
Cash paid during the fiscal year for:
Interest, net of amount capitalized	876	400
Income taxes	326,107	176,806
Non-cash investing and financing activities:
Assets acquired through capital lease obligations	940	965
Assets of wireless telecommunications equipment acquired through exchanges of similar equipment	3,605	3,844
Retirement of treasury stock	490,986	260,872

DOCOMO Earnings Release	Fiscal Year Ended March 31, 2016

(5) Notes to Consolidated Financial Statements

i. Note to Going Concern Assumption

There is no corresponding item.

ii. Equity

Share Repurchases and Share Retirements

On January 29, 2016, the Board of Directors resolved that NTT DOCOMO, INC. may repurchase up to 220,000,000 outstanding shares of its common stock for an amount in total not exceeding ¥500,000 million during the period from February 1, 2016 through December 31, 2016.

On February 5, 2016, the Board of Directors resolved that NTT DOCOMO, INC. may acquire up to 137,578,616 outstanding shares of its common stock by way of tender offer at an amount in total not exceeding ¥350,000 million from during the period from February 8, 2016 through March 7, 2016. Based on this resolution, NTT DOCOMO, INC. repurchased 120,867,062 shares of its common stock for a total purchase price of ¥307,486 million between February 2016 and March 2016.

Aggregate number and price of shares repurchased from our parent company, NIPPON TELEGRAPH AND TELEPHONE CORPORATION (NTT), were 117,924,500 shares and ¥300,000 million for the fiscal year ended March 31, 2016.

NTT DOCOMO, INC. also carried out compulsory acquisition of less-than-one-unit shares upon request.

Aggregate number and price of shares repurchased for the fiscal year ended March 31, 2016 were as follows:

Year ended March 31,	Shares	Millions of yen
2016	120,867,105	307,486

Based on the resolution of the Board of Directors, NTT DOCOMO, INC. retired its own shares held as treasury stock as shown in the following table for the fiscal year ended March 31 2016. The share retirement resulted in a decrease of “Retained earnings” by ¥260,872 million in the same amount as the aggregate purchase price. There were no changes in the number of authorized shares.

Date of the resolution of the Board of Directors	Shares	Millions of yen
March 25, 2016	127,229,000	260,872

On April 28, 2016, the Board of Directors resolved that NTT DOCOMO, INC. may acquire up to 99,132,938 outstanding shares of its common stock by way of the Tokyo Stock Exchange Trading Network Off-Auction Own Share Repurchase Trading System (ToSTNeT-3) and market purchases based on the discretionary dealing contract, at an amount in total not exceeding ¥192,514 million from during the period from May 2, 2016 through December 31, 2016.

DOCOMO Earnings Release	Fiscal Year Ended March 31, 2016

iii. Segment Information

DOCOMO’s chief operating decision maker (“CODM”) is its Board of Directors. The CODM evaluates the performance and makes resource allocations of its segments based on the information provided by DOCOMO’s internal management reports.

DOCOMO has three operating segments, which consist of telecommunications business, smart life business, and other businesses.

The telecommunications business includes mobile phone services (LTE(Xi) services and FOMA services), optical-fiber broadband service, satellite mobile communications services, international services and the equipment sales related to these services. The smart life business includes video and music distribution, electronic books and other services offered through DOCOMO’s “dmarket” portal, as well as finance/payment services, shopping services and various other services to support our customers’ daily lives. The other businesses primarily includes “Mobile Device Protection Service,” as well as development, sales and maintenance of IT systems.

Furthermore, certain Machine-to-Machine (M2M) services for consumers that had been included in other businesses were reclassified to the smart life business from the fiscal year ended March 31, 2016 to reflect the change in its internal organizational structure effective as of July 1, 2015.

In connection with this realignment, segment information for the fiscal year ended March 31, 2015 has been restated to conform to the presentation for the fiscal year ended March 31, 2016.

Accounting policies used to determine segment operating revenues and operating income (loss) are consistent with those used to prepare the consolidated financial statements in accordance with U.S. GAAP.

Assets by segment are not included in the management reports which are reported to the CODM. However, they are disclosed herein only to provide additional information. The “Corporate” row in the tables below is included to reflect the recorded amounts of common assets which are not allocated to any segments, and assets in “Corporate” primarily include cash and cash equivalents, securities and investments in affiliates. DOCOMO allocates amounts of assets and related depreciation and amortization expenses to common assets, such as buildings for telecommunications purposes and common facilities, on a systematic and rational basis based on the proportionate amount of network assets to each segment.

Segment operating revenues:

	Millions of yen
	Year ended March 31, 2015	Year ended March 31, 2016
Telecommunications business-
External customers	¥3,653,344	¥3,688,486
Intersegment	1,221	1,293

Subtotal	3,654,565	3,689,779
Smart life business-
External customers	427,707	491,234
Intersegment	15,613	12,895

Subtotal	443,320	504,129
Other businesses-
External customers	302,346	347,364
Intersegment	11,146	11,912

Subtotal	313,492	359,276

Segment total	4,411,377	4,553,184
Elimination	(27,980)	(26,100)

Consolidated	¥4,383,397	¥4,527,084

DOCOMO Earnings Release	Fiscal Year Ended March 31, 2016

Segment operating income (loss):

	Millions of yen
	Year ended March 31, 2015	Year ended March 31, 2016
Telecommunications business	¥636,076	¥708,854
Smart life business	(2,394)	46,450
Other businesses	5,389	27,720

Consolidated	¥639,071	¥783,024

Segment assets:

	Millions of yen
	Year ended March 31, 2015	Year ended March 31, 2016
Telecommunications business	¥5,275,976	¥5,309,327
Smart life business	547,706	601,601
Other businesses	234,522	237,862

Segment total	6,058,204	6,148,790
Elimination	(1,875)	(1,988)
Corporate	1,090,011	1,067,312

Consolidated	¥7,146,340	¥7,214,114

Other Significant items:

Depreciation and amortization:

	Millions of yen
	Year ended March 31, 2015	Year ended March 31, 2016
Telecommunications business	¥614,821	¥592,073
Smart life business	24,594	16,892
Other businesses	20,372	16,969

Consolidated	¥659,787	¥625,934

Capital expenditures:

	Millions of yen
	Year ended March 31, 2015	Year ended March 31, 2016
Telecommunications business	¥635,445	¥573,893
Smart life business	17,195	13,855
Other businesses	9,125	7,468

Consolidated	¥661,765	¥595,216

Impairment of Long-live Assets:

	Millions of yen
	Year ended March 31, 2015	Year ended March 31, 2016
Telecommunications business	¥—	¥1,684
Smart life business	30,161	7,186
Other businesses	—	193

Consolidated	¥30,161	¥9,063

Segment operating income (loss) is segment operating revenues less segment operating expenses.

Impairment of Long-live Assets is mainly impairment of business assets related to the multimedia broadcasting business for mobile devices in its smart life business segment.

DOCOMO does not disclose geographical information since the amounts of operating revenues generated and long-lived assets owned outside Japan are immaterial.

DOCOMO Earnings Release	Fiscal Year Ended March 31, 2016

iv. Income taxes

Changes in the carrying amounts of deferred tax assets and liabilities due to changes in corporate tax rates—

Amendments to the Japanese Corporate Tax Law were enacted on March 29, 2016, and the corporate tax rate has been changed effective from April 1, 2016 and will be changed again effective from April 1, 2018.

The aggregate statutory income tax rate to be used in measuring deferred tax assets and liabilities after the enactment date declined from 32.8% to 31.6%, and 31.4%, resulting from temporary differences that are expected to be recovered or settled during the periods from April 1, 2016 to March 31, 2018, and April 1, 2018 and thereafter, respectively.

Due to the changes in the enacted tax rates, net deferred tax assets as of enactment date decreased by ¥15,160 million, and the effect of this adjustment is recorded in the “Income taxes-Deferred” on the consolidated statements of income for the fiscal year ended March 31, 2016. Net income attributable to NTT DOCOMO, INC. decreased by ¥14,691 million as of enacted date.

Release of valuation allowance of deferred tax assets related to DOCOMO’s subsidiaries operating multimedia broadcasting business for mobile devices—

During the fiscal year ended March 31, 2016, DOCOMO decided to terminate the multimedia broadcasting business for mobile devices of DOCOMO’s smart life business segment on June 30, 2016.

In connection with the termination of the multimedia broadcasting business, DOCOMO concluded that it was more likely than not that the related deferred tax assets will be realized considering the availabilities of the prudent and feasible tax planning strategies in the tax jurisdictions of certain subsidiaries which operate the multimedia broadcasting business for mobile devices. DOCOMO, therefore, released all of the valuation allowance for the related deferred tax assets of those subsidiaries.

As a result, the release of valuation allowance for the deferred tax assets in the amount of ¥37,196 million was recorded as an income tax benefit in the “Income taxes-Deferred” in the consolidated statements of income for the fiscal year ended March 31, 2016.

v. Subsequent Event

Resolution of share repurchase—

On April 28, 2016, the Board of Directors resolved to approve an implementation of NTT DOCOMO, INC.’s repurchase of outstanding shares of its common stock. Related information is disclosed in Notes to Consolidated Financial Statements “ii. Equity.”

DOCOMO Earnings Release	Fiscal Year Ended March 31, 2016

6. Appendices

(1) Operating Data for the Fiscal Year Ended March 31, 2016

Full-year Forecasts: as announced on April 28, 2016

		[Ref.] Fiscal Year Ended Mar. 31, 2015 Full-year Results	Fiscal Year Ended Mar. 31, 2016 Full-year Results					Fiscal Year Ending Mar. 31, 2017 Full-year Forecasts
				First Quarter (Apr. - Jun. 2015) Results	Second Quarter (Jul. - Sep. 2015) Results	Third Quarter (Oct. - Dec. 2015) Results	Fourth Quarter (Jan. - Mar. 2016) Results
Number of Subscriptions and Other Operating Data
Cellular Subscriptions	thousands	66,595	70,964	67,532	68,494	69,602	70,964	75,300
Including: New Billing Plan Subscriptions	thousands	17,827	29,704	20,812	23,777	26,519	29,704	—
LTE(Xi)	thousands	30,744	38,679	32,609	34,504	36,293	38,679	44,600
FOMA (1)	thousands	35,851	32,285	34,923	33,989	33,309	32,285	30,700
Communication Module Service	thousands	4,173	4,803	4,328	4,461	4,630	4,803	—
Net Increase from Previous Period (2)	thousands	3,490	4,368	936	962	1,108	1,362	4,400
LTE(Xi)	thousands	8,779	7,934	1,864	1,896	1,789	2,386	6,000
FOMA (1)	thousands	(5,289)	(3,566)	(928)	(933)	(681)	(1,024)	(1,600)
sp-mode Subscriptions	thousands	28,160	32,463	29,094	30,209	31,126	32,463	35,100
i-mode Subscriptions	thousands	22,338	18,770	21,512	20,581	19,862	18,770	16,500
Churn Rate (2) (3)%		0.61	0.62	0.59	0.57	0.60	0.71	—
Number of Handsets Sold (4)	thousands	23,751	26,058	5,766	6,276	6,484	7,532	—
ARPU and MOU
Aggregate ARPU (5) (6) (7)	yen/month/ user	4,100	4,170	4,010	4,190	4,230	4,260	4,390
Voice ARPU (8)	yen/month/ user	1,280	1,210	1,120	1,240	1,240	1,230	1,240
Data ARPU	yen/month/ user	2,820	2,960	2,890	2,950	2,990	3,030	3,150
Packet ARPU	yen/month/ user	2,820	2,910	2,870	2,910	2,930	2,940	2,980
“docomo Hikari” ARPU	yen/month/ user	0	50	20	40	60	90	170
MOU (6) (7) (9)	minute/ month/ user	122	133	129	134	136	135	140

*

Please refer to “6. (2) Definition and Calculation Methods of ARPU and MOU” for the definition of ARPU and MOU on page 33, and an explanation of the methods used to calculate ARPU and the number of active subscriptions.

(1)	Effective March 3, 2008, FOMA subscription became mandatory for subscription to “2in1” services, and those FOMA subscriptions include in the number of FOMA subscribers.
(2)	Data are calculated including communication module services subscriptions.
(3)

Calculation methods have been changed from the First Quarter of the Fiscal Year Ending March 31, 2016. (Accordingly, “Churn Rate” of the Fiscal Year Ended March 31, 2015, Full-Year Results have also been changed.)

Data are calculated excluding the subscriptions and cancellations of subscriptions of Mobile Virtual Network Operators(MVNOs).
(4)

Sum of new subscriptions, change of subscription from FOMA to LTE(Xi), LTE(Xi) to FOMA, LTE(Xi) handset upgrade by LTE(Xi) subscribers, FOMA handset upgrade by FOMA subscribers, and handsets sold without involving sales by DOCOMO.

(5)

Data are calculated excluding revenues and users from communication module services, “Phone Number Storage,” “Mail Address Storage,” “docomo Business Transceiver” and wholesale telecommunications services and interconnecting telecommunications facilities that are provided to Mobile Virtual Network Operators (MVNOs).

(6)

Data Plan subscriptions in the case where the customer contracting for such subscription in his/her name also has a subscription for “Xi” or “FOMA” services in his/her name are not included in the calculation.

(7)

Calculation Methods has been changed from the First Quarter of the Fiscal Year Ending March 31, 2016. (Accordingly, ARPU and MOU of the Fiscal Year Ended March 31, 2015, Full-Year Results have also been changed.)

(8)	Inclusive of circuit-switched data communication.
(9)

Data are calculated excluding users from communication module services, “Phone Number Storage,” “Mail Address Storage,” “docomo Business Transceiver” and wholesale telecommunications services and interconnecting telecommunications facilities that are provided to Mobile Virtual Network Operators (MVNOs).

DOCOMO Earnings Release	Fiscal Year Ended March 31, 2016

(2) Definition and Calculation Methods of ARPU and MOU

i.	Definition of ARPU and MOU

a.	ARPU (Average monthly Revenue Per Unit):

Average monthly revenue per unit, or ARPU, is used to measure average monthly operating revenues attributable to designated services on a per user basis. ARPU is calculated by dividing telecommunications services revenues (excluding certain revenues) by the number of active users to our wireless services in the relevant periods, as shown below under “ARPU Calculation Method.” We believe that our ARPU figures provide useful information to analyze the average usage per user and the impacts of changes in our billing arrangements. The revenue items included in the numerators of our ARPU figures are based on our U.S. GAAP results of operations.

b.	MOU (Minutes of Use):

Average monthly communication time per user.

ii.	ARPU Calculation Methods

Aggregate ARPU = Voice ARPU + Packet ARPU + “docomo Hikari” ARPU

- Voice ARPU	:	Voice ARPU Related Revenues (basic monthly charges, voice communication charges) / Number of active users
- Packet ARPU	:	Packet ARPU Related Revenues (basic monthly charges, packet communication charges) / Number of active users
- “docomo Hikari” ARPU	:	A part of other operating revenues (basic monthly charges, voice communication charges) / Number of active users

In addition, the sum of Packet ARPU and “docomo Hikari” ARPU is referred to as Data ARPU.

iii.	Active Users Calculation Method

Sum of number of active users for each month ((number of users at the end of previous month + number of users at the end of current month) / 2) during the relevant period

Notes:

1.	The number of “users” used to calculate ARPU and MOU is the total number of subscriptions, excluding the subscriptions listed below:
a.

Subscriptions of communication module services, “Phone Number Storage,” “Mail Address Storage,” “docomo Business Transceiver” and wholesale telecommunications services and interconnecting telecommunications facilities that are provided to Mobile Virtual Network Operators (MVNOs); and

b.	Data Plan subscriptions in the case where the customer contracting for such subscription in his/her name also has a subscription for “Xi” or “FOMA” services in his/her name.
2.

Revenues from communication module services, “Phone Number Storage,” “Mail Address Storage,” “docomo Business Transceiver” and wholesale telecommunications services and interconnecting telecommunications facilities that are provided to Mobile Virtual Network Operators (MVNOs) are not included in the ARPU calculation.

DOCOMO Earnings Release	Fiscal Year Ended March 31, 2016

(3) Reconciliations of the Disclosed Non-GAAP Financial Measures to the Most Directly Comparable GAAP Financial Measures

The reconciliations for the year ending March 31, 2017 (Forecasts) are provided to the extent available without unreasonable efforts.

i. EBITDA and EBITDA margin

	Billions of yen
	Year ending March 31, 2017 (Forecasts)	Year ended March 31, 2015	Year ended March 31, 2016
a. EBITDA	¥1,398.0	¥1,369.1	¥1,454.6

Depreciation and amortization*	(448.0)	(659.8)	(625.9)
Loss on sale or disposal of property, plant and equipment	(40.0)	(40.1)	(36.5)
Impairment loss	—	(30.2)	(9.1)

Operating income	910.0	639.1	783.0

Other income (expense)	4.0	4.8	(5.0)
Income taxes	(270.0)	(238.1)	(211.7)
Equity in net income (losses) of affiliates	0.0	(7.8)	(5.1)
Less: Net (income) loss attributable to noncontrolling interests	(4.0)	12.1	(12.9)

b. Net income attributable to NTT DOCOMO, INC.	640.0	410.1	548.4

c. Operating revenues	4,620.0	4,383.4	4,527.1

EBITDA margin (=a/c)	30.3%	31.2%	32.1%
Net income margin (=b/c)	13.9%	9.4%	12.1%

*	Depreciation and amortization for the year ending March 31, 2017 includes the effect of the change in the depreciation method for property, plant and equipment.

Note:	EBITDA and EBITDA margin, as we use them, are different from EBITDA as used in Item 10(e) of regulation S-K and may not be comparable to similarly titled measures used by other companies.

ii. ROE

	Billions of yen
	Year ending March 31, 2017 (Forecasts)	Year ended March 31, 2015	Year ended March 31, 2016
a. Net income attributable to NTT DOCOMO, INC.	¥640.0	¥410.1	¥548.4
b. Shareholders’ equity	5,385.8	5,511.7	5,341.2

ROE (=a/b)	11.9%	7.4%	10.3%

Note:

Shareholders’ equity = Two period ends average of NTT DOCOMO, INC. shareholders’ equity NTT DOCOMO, INC. shareholders’ equity for the fiscal year ending March 31, 2017 is based on the assumption that DOCOMO will repurchase up to 220,000,000 shares for an amount in total not to exceed ¥500,000 million, as resolved at the Board of Directors’ meeting held on January 29, 2016.

iii. Free cash flows excluding changes in investments for cash management purposes

	Billions of yen
	Year ending March 31, 2017 (Forecasts)	Year ended March 31, 2015	Year ended March 31, 2016
Net cash provided by operating activities	¥1,185.0	¥963.0	¥1,209.1
Net cash used in investing activities	(585.0)	(651.2)	(375.3)

Free cash flows	600.0	311.8	833.9

Changes in investments for cash management purposes	—	16.2	235.1

Free cash flows excluding changes in investments for cash management purposes	600.0	295.6	598.7

Notes:

Changes in investments for cash management purposes were derived from purchases, redemption at maturity and disposals of financial instruments held for cash management purposes with original maturities of longer than three months.

Net cash used in investing activities includes changes in investments for cash management purposes for the year ended March 31, 2015 and 2016.

The effect of changes in investments for cash management purposes is not taken into account when we forecasted net cash used in investing activities for the year ending March 31, 2017 due to the difficulties in forecasting such effect.

iv. Market equity ratio

	Billions of yen
	Year ending March 31, 2017 (Forecasts)	Year ended March 31, 2015	Year ended March 31, 2016
a. NTT DOCOMO, INC. shareholders’ equity	—	¥5,380.1	¥5,302.2
b. Market value of total share capital	—	8,094.8	9,599.0
c. Total assets	—	7,146.3	7,214.1

Shareholders’ equity ratio (=a/c)	—	75.3%	73.5%
Market equity ratio (=b/c)	—	113.3%	133.1%

Notes:

Market value of total share capital = Closing share price multiplied by the number of outstanding shares (excluding treasury stock) as of the end of the fiscal period.

Market equity ratio for the year ending March 31, 2017 is not forecasted because it is difficult to estimate the market value of total share capital in the future.

NTT docomo

Results Presentation

for the Fiscal Year Ended March 31, 2016

April 28, 2016

1. FY2015 Results Highlights

Key Financial Data, Segment Results Operational Performance

2. FY2016 Results Prospects, etc.

FY2015 Results Summary U.S.

GAAP

Recorded YOY increase in both revenues/income Operating income showing steady recovery

Financial data

Operating revenues: ¥4,527.1 billion (Up 3.3% year-on-year)

Operating income: ¥783.0 billion (Up 22.5% year-on-year)

Operational data

Net additions: 4.37 million (Up 1.3-fold year-on-year)

New billing plan subs*: 29.70 million (Up 1.7-fold year-on-year)

“docomo Hikari” subs*: 1.57 million

Consolidated financial statements in this document are unaudited* No. of subscriptions as of March 31, 2016 2

U.S.

Selected Financial Data GAAP

FY2014 FY2015

(Billions of yen) Full year Full year(2) Changes – (1)

(1)(2)

Operating revenues 4,383.4 4,527.1 +143.7

Operating expenses 3,744.3 3,744.1 -0.3

Operating income 639.1 783.0 +144.0

Net income attributable to 410.1 548.4 +138.3

NTT DOCOMO, INC.

Capital expenditures 661.8 595.2 -66.5

Adjusted free cash flow * 295.6 598.7 +303.2

* For an explanation of the calculation processes of these numbers, please see the IR page of our website, www.nttdocomo.co.jp. Adjusted free cash flow excludes the effects of changes in investment derived from purchases, redemption at maturity and disposals of financial instruments held for cash management purposes with original maturities of longer than three months. 3

U.S.

Results by Segment GAAP

FY2014 FY2015 Changes

Full year Full year

(Billions of yen)(1)(2)(2) –(1)

Operating 3,654.6 3,689.8 +35.2

Telecommunications revenues

business

Operating 636.1 708.9 +72.8

income

Operating revenues 443.3 504.1 +60.8

Smart life

business Operating

income -2.4 46.5 +48.8

Operating revenues 313.5 359.3 +45.8

Other

businesses Operating

income 5.4 27.7 +22.3

Ref.Smart life Operating revenues 756.8 863.4 +106.6

business and

Other businesses Operating income 3.0 74.2 +71.2

As we realigned our operating segments, former “Mobile Communications business” was changed to “Telecommunications business” beginning with the full-year results presentation for FY2014.

Accordingly, certain telecommunication service items that had previously been included in “Other businesses” were reclassified into “Telecommunications business”.

In association with the change of organizational structure that took effect on July 1, 2015, certain types of Machine-to-Machine (M2M) communication services that had previously been included in “Other businesses” were reclassified into “Smart life business” beginning with the results presentation for the first six months of the fiscal year ending March 31, 2016. 4

Key Factors Behind YOY Changes in U.S.

GAAP

Operating Income (FY14? FY15)

(Billions of yen)

Increase in Increase in other

telecommunications operating revenues: Decrease in

services revenues*1: Up ¥118.9 network-related expenses:

Up ¥145.8 Down ¥19.1 ¥783.0

Decrease in Increase in Increase in other

equipment sales equipment sales operating expenses:

revenues: expenses*2: Up ¥13.4

Down ¥43.6 Up ¥5.4

¥639.1 Support” Impact of discounts: “Monthly

Down ¥77.4

Equipment sales P/L:

Down ¥49.0

Operating revenues: Operating expenses:

Up 143.7 Down ¥0.3

FY14 FY15

*1: Excluding impact of “Monthly Support” discounts. *2: Sum of cost of equipment sold and commissions to agent resellers 5

Operational Performance (1)

Trend of improvement continues

Net adds MNP Churn rate

(Million subs)(Million subs)

4.37	FY14 FY15
0.61%	0.62%

3.49

-0.10

-0.38

FY14 FY15 FY14 FY15

The churn rate calculation method was changed from FY2015/1Q. For the churn rate calculation method used in this page, please see the slide “Churn Rate” in the presentation material for FY2015/1Q 6

Operational Performance (2)

Handset sales recorded YOY increase

Total handsets sold Total smartphones sold

(Million units)(Million units)

Total handsets sold:

26.06 Smartphones sold:

23.75 15.44

14.60

New sales:

11.61

8.98

Tablets sold:

1.73 2.18

FY14 FY15 FY14 FY15

7

New Billing Plan

Expanding at a favorable pace

Total new billing plan subs topped

Subscriptions 30 million on April 12, 2016

Up-sell% of users choosing “M pack” or larger data

buckets: Approx. 90%

1GB data 1GB data top-up purchase rate:

top-up

purchase rate Approx. 30%

% of users choosing “M Pack” or larger data buckets represents the proportion of users choosing “Data M Pack,” “Data L Pack” and “Share Pack” among the total no. of subscriptions to “Data Packs” and

“Share Packs” of the new billing plan. The number represents the actual performance for FY2015/4Q.

1GB data top-up purchase rate: Purchase frequency of 1GB data top-up ÷ Total no. of packet packs. The number represents the actual performance for FY2015/4Q. 8

Further Enrichment of New Billing Plan

Added options Introduction of “Share Pack 5”

for low-usage

customers Expanded applicability of “Kake-hodai Light”

Started Mar. 1, 2016

Choice between

two courses Addition of two new courses to choose from:

(with/without

cancellation fee

after completion “Zutto DOCOMO Discount Course” or “Free Course”

of 2-year contract)

To start Jun. 1, 2016

Steeper discounts offered under

Additional “Zutto DOCOMO Discount” scheme

benefits

to long-term Start offering reward “dPOINT” to users

subscribers renewing subscription contract

To start Jun. 1, 2016 9

“docomo Hikari”

Cumulative subscription applications:

1.84 million

(Million applications)

Up-sell

0.59 Over 30% of “docomo Hikari” subs

have switched to larger data buckets

0.42 New mobile sub acquisition

0.33 Over 50% of “docomo Hikari” subs

0.28 are new subscribers

0.23 to our mobile service

Promotion of family use

Over 60% of “docomo Hikari” subs

have opted to join “Share Pack”

14/4Q 15/1Q 2Q 3Q 4Q

(From Feb 16, 2015)

The up-sell rate and “Share Pack” selection rate represent the actual data for FY2015/4Q. The new mobile sub acquisition rate is calculated based on the actual number of subscriptions applied with

“Hikari Sumaho Wari” (discount program applied to new subscriptions through February 29, 2016) for the months of January and February 2016.

The cumulative no. of subscription applications represents the cumulative data from the launch of service through March 31, 2016. The figures in the graph indicate the number of subscription 10 applications for each quarter.

ARPU and MOU

Trend of improvement continues

(Yen) Voice ARPU Packet ARPU docomo Hikari ARPU

4,210 4,210 4,110 4,190 4,230 4,260

4,040 4,030 4,010 40 60 90

20

2,870 2,870 2,820 2,780 2,820 2,870 2,910 2,930 2,940

1,340 1,340 1,290 1,260 1,210 1,120 1,240 1,240 1,230

13/4Q 14/1Q 2Q 3Q 4Q 15/1Q 2Q 3Q 4Q

MOU 113 111 121 128 126 129 134 136 135

(minutes)

For an explanation on ARPU and MOU, please see the slide “Definition and calculation methods of ARPU and MOU” in this document. 11

Smart Life Business & Other Businesses:

Operating Income

Recorded income exceeding guidance

(Billions of yen)

Principal services, etc:

78.7	Smart Life Business

Content services

Guidance: Finance/payment services

70	Group companies
33.2	Other Businesses

Enterprise solutions

Support services for

customers’ peace of mind,

etc.

FY14 FY15

Operating income result is exclusive of impairment loss from mmbi, Inc. 12

“dmarket” Subscriptions Content

service

Growth continues

(Million subs)

15.54	No. of subs (As of Mar. 31, 2016)

“dTV” “d anime store”

4.99	million subs 2.04 million subs

“dhits” “dgourmet”

3.75	million subs 1.03 million subs
11.88	“dkids” “dmagazine”

470,000 subs 3.25 million subs

14/4Q 15/1Q 2Q 3Q 4Q

No. of “dmarket” subscriptions in this page accounts for only monthly subscriptions, and one-time transactions are not included.

The numbers in the graph above represent the subscriber count at the end of each quarter. 13

“dmarket” Usage Per Subscriber Content

service

Growing steadily

(Yen)

1,370

1,110

14/4Q 15/1Q 2Q 3Q 4Q

The quarterly “dmarket” usage per subscriber is calculated by dividing the total amount of “dmarket” transactions for the quarter by the sum of unique users for each month in the quarter. The amounts are exclusive of tax. 14

Finance/

“dCARD” & “dPOINT” Payment

service

Expanding at a favorable pace

dCARD dPOINT

Total subs : No. of “dPOINT Club” members:

16.43	million Approx. 58 million

No. of net additions (FY15/4Q): No. of “dPOINT CARD” registrants:

320,000 3.66 million

Effective November 20, 2015, “DCMX” was rebranded into “dCARD.” The cumulative number of “dCARD” subscriptions represents the sum of “dCARD” and “dCARD mini” subscriptions. 15

The numbers of “dCARD” subscriptions, “dPOINT Club” members and “dPOINT CARD” registrants are as of March 31, 2016.

Group Companies Group

companies

Contributing to income growth

“Karada-no-Kimochi”

“Wonder Core” No. of members “Karada-no-Tokei”

Over 3 million units 280,000 Combined subscriptions:

1.88 million subs

“Cerafit” No. of studios “dHealth Care Pack”

Over 3 million units Over 130 Launched Apr. 19, 2016

The numbers above are as of March 31, 2016. 16

Initiatives

Steadily increased no. of partners

Medical/health Agriculture /Fishery care

IoT Education

Transport Retail

17

LTE Network

Rolling out

at a pace faster than planned

138,100

PREMIUM 4G service:

Total no. of Planned: Expanded to 976 cities across Japan

LTE base stations: 130,000

97,400 Japan’s fastest 300Mbps service:

Expanded to 644 cities across Japan

PREMIUM 4G- Further speed enhancements

enabled base(Planned from June 2016)

stations: of carrier

22,800 aggregation Addition using 370Mbps

3.5GHz	band

Planned:

18,000 Japan’s fastest

900 of Increased 3-carrier bandwidth aggregation 375Mbps

Mar. 31, 2015 Mar. 31, 2016

The transmission speeds described herein are theoretical maximum downlink rates specified in the technical standard and the actual rate may vary depending on the propagation conditions, etc.

The description “Japan’s fastest” is as of March 31, 2016.

Carrier Aggregation is a technology that increases the user data rate by bundling multiple RF carriers. Three frequency bands of 2GHz, 1.5GHz and 800MHz are used for the provision of 18

300Mbps, while two bands of 3.5GHz and 1.7GHz are planned to be used for 370Mbps service. For 375Mbps service, three bands of 2GHz, 1.7GHz and 800MHz are planned to be used.

Cost Efficiency Improvement

Achieved greater-than-expected

efficiency improvement

(Billions of yen)

FY14 FY15

Focus Areas:

Network

Capital expenditures,

-120 maintenance outsourcing cost, etc.

Marketing

Planned: Sales tools, phone bill preparation/

-220 delivery expenses, etc.

Other

R&D, Information system, etc.

Additional

improvement: -20

-360

*	Numbers in the graph above represent the cumulative amount of cost reduction achieved compared to FY2013 level 19

FY2015 Results Snapshot

Recorded year-on-year increase in both revenues and income.

Operating income recovered to ¥783.0 billion.

Operating income from Smart Life business and Other businesses grew to

¥78.7	billion, serving as the main driver behind the Company’s overall income growth. Successfully increased the number of “+d” value co-

creation partners

Based on the foundation the new billing plan, ARPU and other operational indicators continued to show improvement, and mobile

telecommunications revenues recorded an increase over the previous year.

Achieved greater-than-expected cost efficiency improvement of ¥240.0 billion yen

Rolled out LTE network at a pace faster than planned. Coverage of Japan’s fastest 300Mbps service offered under PREMIUM 4G expanded to 644 cities across Japan

Announced share repurchase up to prescribed upper limit of ¥500 billion,

and acquired shares worth approx. ¥307.5 billion

20

1.	FY2015 Results Highlights

Key Financial Data, Segment Results

Operational Performance

2.	FY2016 Results Prospects, etc.

U.S.

FY2016 Forecasts GAAP

FY2015 FY2016 Changes

(Billions of yen) Full year Full-year forecast(2) –(1)

(1)(2)

Operating revenues 4,527.1 4,620.0 +92.9

Operating expenses 3,744.1 3,710.0 -34.1

Operating income 783.0 910.0 +127.0

Net income attributable to 548.4 640.0 +91.6

NTT DOCOMO, INC.

Capital expenditures 595.2 585.0 -10.2

Adjusted free cash flow* 598.7 600.0 +1.3

* For an explanation of the calculation processes of these numbers, please see the IR page of our website, www.nttdocomo.co.jp. Adjusted free cash flow excludes the effects of changes in investment derived from purchases, redemption at maturity and disposals of financial instruments held for cash management purposes with original maturities of longer than three months.

22

Depreciation Method

Plan to change from declining-balance to

straight-line method

160

140 Declining-balance method

120

100 Depreciation expenses projected to decrease in the

early years after implementing change of method

Depreciation80

Straight-line method

60
40
20

0

Year

23

U.S.

FY2016 Operating Income GAAP

(Billions of yen)

910

783 (Excluding impact of change of depreciation method)

860

FY15 FY16 (Forecast) 24

FY2016 Key Targets

Expect to achieve one year ahead of plan

FY2017 FY2016 forecasts (Billions of yen) Medium-term targets

Operating income 910

(Excluding impact of change of (860) 820 or higher depreciation method, etc.) Move up

Incl.) Smart life business &1

Other businesses 120year Over 100 Cost efficiency improvement -440*

(Compared to FY2013 level) -400 or more

FY2015-2017

Capital expenditures 585 650 per annum or less

* Cumulative amount of cost efficiency improvement achieved in FY2014 (¥120 billion),FY2015 (¥240 billion) and planned for FY2016 (¥80 billion) 25

Shareholder Returns

Annual dividend per share

FY16 dividend (forecast): ¥80/share (Up ¥10)

(Yen) 80

Dividend per share Payout ratio 70

65
52	56 60 60

64.0%

44.1%	50.1% 50.7% 53.5% 49.5% 46.2%

FY10 FY11 FY12 FY13 FY14 FY15 FY16

(planned)(forecast)

Share repurchase (Market purchase on Tokyo Stock Exchange)

Aggregate no. of shares to be repurchased: Approx. 99.13 million shares (Upper limit)

Aggregate price of shares to be repurchased: Approx. ¥ 192.5 billion (Upper limit)

Period for share repurchase: From May 2, 2016 to Dec. 31, 2016

26

The new of today, the norm of tomorrow

27

Appendices

28

Services, etc., Included in

Each Reportable Segment

Telecommunications business

Mobile communications services

Xi services (LTE) International services Sales of handset/equipment

FOMA services (3G) for each service

Optical-fiber broadband service and other telecommunications service

Optical-fiber broadband service Satellite communications services Overseas cable TV service etc.

Smart life business

Media/Content services Finance/Payment services Life-Related services

(“dmarket”, etc) Credit service Cooking studio

Video distribution service Proxy bill collection etc. Health management

Music distribution service Shopping services (Commerce) Medical database etc.

Electronic book service etc. Home shopping service

Music software sales

Food delivery etc.

Other businesses

Mobile device insurance services

System development/sales/maintenance services etc.

29

U.S.

Operating Revenues GAAP

(Billions of yen)

4,383.4	4,527.1 4,620.0

FY14 FY15 FY16 (Forecast)

Telecommunications services 2,747.2 2,815.5 2,974.0

Equipment sales 904.1 860.5 745.0

Other operating revenues 732.2 851.1 901.0

“International services revenues” are included in “Telecommunications services revenues” 30

U.S.

Operating Expenses GAAP

(Billions of yen)

3,744.3	3,744.1 3,710.0

FY14 FY15 FY16(Forecast)

Personnel expenses 286.5 286.2 293.0

Non-personnel expenses 2,418.1 2,435.9 2,497.0

Depreciation & amortization 659.8 625.9 448.0

Impairment losses 30.2 9.1 -

Loss on disposal of property, plant,

equipment and intangible assets 69.5 68.8 81.0

Communication network charges 240.3 276.9 351.0

Taxes and public duties 40.1 41.3 40.0

(Incl) Revenue-linked expenses* 1,281.0 1,262.4 1,204.0

(Incl) Other non-personnel expenses 1,137.0 1,173.5 1,293.0

*Revenue-linked expenses: Cost of equipment sold + commissions to agent resellers + loyalty program expenses 31

U.S.

Capital Expenditures GAAP

(Billions of yen)

661.8

595.2	585.0

FY14 FY15 FY16 (Forecast)

Telecommunications business (LTE (Xi)) 406.7 365.4 339.0

Telecommunications business (FOMA) 1.4 0.3 0.0

Telecommunications business (Other) 227.3 208.2 224.0

Smart life business 17.2 13.9 15.0

Others 9.1 7.5 7.0

32

Principal Operational Data

FY2014 FY2015 Changes FY2016

(1)(2)(2)—(1) full-year forecast

No. of subscriptions (thousands) 66,595 70,964 +4,368 75,300

LTE (Xi) 30,744 38,679 +7,934 44,600

FOMA 35,851 32,285 -3,566 30,700

Communication module service 4,176 4,807 +631 -

sp-mode (thousands) 28,160 32,463 +4,303 35,100

i-mode (thousands) 22,338 18,770 -3,569 16,500

Operational Data Net additional subscriptions (thousands) 3,490 4,368 +878 4,400

Handsets sold (thousands)

(Including handsets sold without involving sales by DOCOMO) 23,751 26,058 +2,307 25,400

LTE (Xi) 17,197 20,831 +3,635 -

FOMA 6,554 5,226 -1,328 -

Smartphones sold (thousands) 14,595 15,443 +848 14,200

Smartphones users (thousands) 28,748 32,914 +4,167 -

“docomo Hikari” subscriptions (thousands) 83 1,567 +1,484 -

Numbers of subscriptions are as of the end of each period.

33

ARPU/Financial Indicators

FY2014 FY2015 Changes FY2016

(1)(2)(2)—(1) full-year forecast

ARPU (yen) 4,100 4,170 +70 4,390

Voice ARPU 1,280 1,210 -70 1,240

Packet ARPU 2,820 2,910 +90 2,980

docomo Hikari ARPU 0 50 +50 170

ARPU (conventional calculation)(yen) 4,370 4,420 +50 -

Voice ARPU 1,180 1,090 -90 -

Packet ARPU 2,600 2,620 +20 -

Smart ARPU 590 710 +120 -

EBITDA margin (%) *EBITDA/operating revenues 31.2 32.1 +0.9 30.3

ROE (%) *Net income attributable to NTT DOCOMO, INC./shareholders’ equity 7.4 10.3 +2.9 11.9

Shareholders‘ equity ratio (%) *Shareholders’ equity/total assets 75.3 73.5 -1.8 74.3

Debt ratio *Interest bearing liabilities/shareholders’ equity 0.041 0.042 +0.001 0.041

EPS (yen) *Net income attributable to NTT DOCOMO, INC. per share 101.55 141.30 +39.75 173.22

ROE is calculated using the average end-of-period shareholders’ equity for the current and previous fiscal periods.

34

ARPU/MOU

Voice ARPU Packet ARPU docomo Hikari ARPU(Yen)

4,390

4,210 4,110 4,040 4,030 4,010 4,190 40 4,230 60 4,260 90 170

20

2,870 2,820 2,780 2,820 2,870 2,910 2,930 2,940 2,980

1,340 1,290 1,260 1,210 1,120 1,240 1,240 1,230 1,240

FY14/1Q 2Q 3Q 4Q FY15/1Q 2Q 3Q 4Q FY16 full-

year forecast

MO

(Minutes) 111 121 128 126 129 134 136 135

For an explanation on ARPU and MOU, please see the slide “Definition and calculation method of ARPU and MOU” in this document. 35

ARPU(Exclusive of impacts of discounts)

Voice ARPU Packet ARPU docomo Hikari ARPU(Yen)

5,280 5,330 5,380 5,520

5,120 5,040 4,990 5,020 5,060(1,090)(1,100)(1,120)(1,130) 190

(910)(930)(950)(990)(1,050) 20 40 70 110

3,270 3,200 3,140 3,160 3,210 3,250 3,260 3,280 3,310

1,850 1,840 1,850 1,860 1,830 1,990 2,000 1,990 2,020

FY14/1Q 2Q 3Q 4Q FY15/1Q 2Q 3Q 4Q FY16 full-

year

forecast

*: Numbers in parentheses indicate impact of discounts.

For an explanation on ARPU and MOU, please see the slide “Definition and calculation method of ARPU and MOU” in this document. 36

The new of today, the norm of tomorrow

Definition and Calculation Methods of ARPU and MOU

i. Definition of ARPU and MOU

a. ARPU (Average monthly Revenue Per Unit):

Average monthly revenue per unit, or ARPU, is used to measure average monthly operating revenues attributable to designated services on a per user basis. ARPU is calculated by dividing telecommunications services revenues (excluding certain revenues) by the number of active users of our wireless services in the relevant periods, as shown below "ARPU Calculation Method." We believe that our ARPU figures provide useful information to analyze the average usage per user and the impacts of changes in our billing arrangements. The revenue items included in the numerators of our ARPU figures are based on our U.S. GAAP results of operations.

b. MOU (Minutes of Use):
Average monthly communication time per user.

ii. ARPU Calculation Methods

Aggregate ARPU = Voice ARPU + Packet ARPU + "docomo Hikari" ARPU

- Voice ARPU : Voice ARPU Related Revenues (basic monthly charges, voice communication charges) / No. of active users
- Packet ARPU : Packet ARPU Related Revenues (basic monthly charges, packet communication charges) / No. of active users
- "docomo Hikari" ARPU : A part of other operating revenues (basic monthly charges, voice communication charges) / No. of active users
- In addition, the sum of Packet ARPU and "docomo Hikari" ARPU is referred to as Data ARPU.

iii. Active Users Calculation Method

Sum of No. of active users for each month ((No. of users at the end of previous month + No. of users at the end of current month) / 2) during the relevant period

Note:

1. The number of "users" used to calculated ARPU and MOU is the total number of subscriptions, excluding the subscriptions listed below:
   a. Subscriptions of communication modules services, "Phone Number Storage," "Mail Address Storage," "docomo Business Transceiver" and wholesale telecommunications services and interconnecting telecommunications facilities that are provided to Mobile Virtual Network Operators (MVNOs); and
   b. Data Plan subscriptions in the case where the customer contracting for such subscription in his/her name also has a subscription for "Xi" or "FOMA" services in his/her name.
2. Revenues from communication module services, "Phone Number Storage," "Mail Address Storage," "docomo Business Transceiver" and wholesale telecommunications services and interconnecting telecommunications facilities that are provided to Mobile Virtual Network Operators (MVNOs) are not included in the ARPU calculation.

◆ ARPU and MOU calculation methods were changed beginning with the results presentation for the first three months of the fiscal year ending March 31, 2016. Conventional ARPU calculation methods is as below. ARPU(Conventional calculation)=(Voice revenues + Packet revenues + Revenues accounted for in Smart ARPU)/No. of subscriptions after subtracting communication module and MVNO subscriptions, etc.

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Special Note Regarding Forward-Looking Statements

This presentation contains forward-looking statements such as forecasts of results of operations, management strategies, objectives and plans, forecasts of operational data such as the expected number of subscriptions, and the expected dividend payments. All forward-looking statements that are not historical facts are based on management’s current plans, expectations, assumptions and estimates based on the information currently available. Some of the projected numbers in this presentation were derived using certain assumptions that were indispensable for making such projections in addition to historical facts. These forward-looking statements are subject to various known and unknown risks, uncertainties and other factors that could cause our actual results to differ materially from those contained in or suggested by any forward-looking statement. Potential risks and uncertainties include, without limitation, the following:

(1) Changes in the market environment in the telecommunications industry, such as intensifying competition from other businesses or other technologies caused by Mobile Number Portability, development of appealing new handsets, new market entrants, mergers among other service providers and other factors, or the expansion of the areas of competition could limit the acquisition of new subscriptions and retention of existing subscriptions by our corporate group, or it may lead to ARPU diminishing at a greater than expected rate, an increase in our costs, or an inability to optimize costs as expected.

(2) If current and new services, usage patterns, and sales schemes proposed and introduced by our corporate group cannot be developed as planned, or if unanticipated expenses arise the financial condition of our corporate group could be affected and our growth could be limited.

(3) The introduction or change of various laws or regulations inside and outside of Japan, or the application of such laws and regulations to our corporate group, could restrict our business operations, which may adversely affect our financial condition and results of operations.

(4) Limitations in the amount of frequency spectrum or facilities made available to us could negatively affect our ability to maintain and improve our service quality and level of customer satisfaction and could increase our costs.

(5) Other mobile service providers in the world may not adopt the technologies and the frequency bands that are compatible with those used by our corporate group’s mobile communications system on a continuing basis, which could affect our ability to sufficiently offer international services.

(6) Our domestic and international investments, alliances and collaborations, as well as investments in new business fields, may not produce the returns or provide the opportunities we expect.

(7) Malfunctions, defects or imperfections in our products and services or those of other parties may give rise to problems.

(8) Social problems that could be caused by misuse or misunderstanding of our products and services may adversely affect our credibility or corporate image. (9) Inadequate handling of confidential business information including personal information by our corporate group, contractors and others may adversely affect our credibility or corporate image.

(10) Owners of intellectual property rights that are essential for our business execution may not grant us a license or other use of such intellectual property rights, which may result in our inability to offer certain technologies, products and/or services, and our corporate group may also be held liable for damage compensation if we infringe the intellectual property rights of others. In addition, the illicit use by a third party of the intellectual property rights owned by our corporate group could reduce our license revenues actually obtained and may inhibit our competitive superiority.

(11) Events and incidents caused by natural disasters, social infrastructure paralysis such as power shortages, the proliferation of harmful substances, terror or other destructive acts, the malfunctioning of equipment, software bugs, deliberate incidents induced by computer viruses, cyber-attacks, equipment misconfiguration, hacking, unauthorized access and other problems could cause failure in our networks, distribution channels, and/or other factors necessary for the provision of service, disrupting our ability to offer services to our subscribers and such incidents may adversely affect our credibility or corporate image, or lead to a reduction of revenues and/or increase of costs.

(12) Concerns about adverse health effects arising from wireless telecommunications may spread and consequently adversely affect our financial condition and results of operations.

(13) Our parent company, NIPPON TELEGRAPH AND TELEPHONE CORPORATION (NTT), could exercise influence that may not be in the interests of our other shareholders.

Names of companies, products, etc., contained in this presentation are the trademarks or registered trademarks of their respective organizations.